Exhibit 99.2

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2023

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 22, 2024 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2023. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2023.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2023 and 2022, our Annual Information Form for the year ended December 31, 2022 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, working capital and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"), and Euro Interbank Offered Rate ("EURIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec ("Lamaque"), Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a €680.4 million project financing facility as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development ("EBRD").
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We are actively working toward a sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,700 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

1 In October 2022, the Certej Project was reclassified to held-for-sale. See additional comments in the section - Development Projects.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2023	2022	2021
Revenue	$1,008.5	$872.0	$940.9
Gold produced (oz)	485,139	453,916	475,850
Gold sold (oz)	483,978	452,953	472,307
Average realized gold price ($/oz sold) (2)	$1,944	$1,787	$1,781
Production costs	478.9	459.6	449.7
Cash operating costs ($/oz sold) (2,3)	743	788	626
Total cash costs ($/oz sold) (2,3)	850	878	715
All-in sustaining costs ($/oz sold) (2,3)	1,220	1,276	1,068
Net earnings (loss) for the period (1)	104.6	(353.8)	(136.0)
Net earnings (loss) per share – basic ($/share) (1)	0.54	(1.93)	(0.75)
Net earnings (loss) per share – diluted ($/share) (1)	0.54	(1.93)	(0.75)
Net earnings (loss) for the period continuing operations (1,4)	106.2	(49.2)	20.9
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	0.55	(0.27)	0.12
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	0.54	(0.27)	0.11
Adjusted net earnings continuing operations – basic (1,2,4)	110.7	10.1	129.5
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.57	0.05	0.72
Net cash generated from operating activities	382.9	211.2	366.7
Cash flow from operating activities before changes in working capital (2)	411.2	239.5	376.5
Free cash flow (2)	(47.2)	(104.5)	63.3
Free cash flow excluding Skouries (2)	112.6	(69.4)	75.6
Cash, cash equivalents and term deposits	541.6	314.7	481.3
Total assets	4,987.6	4,457.9	4,930.7
Debt	636.1	494.4	489.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against cash operating costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Summarized Quarterly Financial Results

2023	Q1	Q2	Q3	Q4	2023
Revenue (7)	$227.8	$229.0	$244.8	$306.9	$1,008.5
Gold produced (oz) (6)	111,509	109,435	121,030	143,166	485,139
Gold sold (oz)	109,817	110,134	119,200	144,827	483,978
Average realized gold price ($/oz sold) (2,3)	$1,932	$1,953	$1,879	$1,999	$1,944
Production costs (6,7)	109.7	116.1	115.5	137.6	478.9
Cash operating cost ($/oz sold) (2,3,6)	778	791	698	716	743
Total cash cost ($/oz sold) (2,3,6)	857	928	794	830	850
All-in sustaining cost ($/oz sold) (2,3,6)	1,207	1,296	1,177	1,207	1,220
Net earnings (loss) (4,6)	19.3	0.9	(8.0)	92.4	104.6
Net earnings (loss) per share – basic ($/share) (4,6)	0.10	—	(0.04)	0.46	0.54
Net earnings (loss) per share – diluted ($/share) (4,6)	0.10	—	(0.04)	0.45	0.54
Net earnings (loss) for the period continuing operations (1,4,6)	19.4	1.5	(6.6)	91.8	106.2
Net earnings (loss) per share continuing operations – basic ($/share) (1,4,6)	0.11	0.01	(0.03)	0.45	0.55
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4,6)	0.10	0.01	(0.03)	0.45	0.54
Adjusted net earnings (loss) continuing operations (1,2,4,6)	16.7	9.7	35.0	49.3	110.7
Adjusted net earnings (loss) per share continuing operations - basic ($/share) (1,2,4,6)	0.09	0.05	0.17	0.24	0.57
Net cash generated from operating activities (1)	41.0	74.6	107.7	159.6	382.9
Cash flow from operating activities before changes in working capital (1,2,6)	93.2	82.4	97.5	138.0	411.2
Free cash flow (2)	(34.4)	(22.4)	(19.7)	29.3	(47.2)
Free cash flow excluding Skouries (2)	(19.2)	13.0	36.8	82.0	112.6
Cash, cash equivalents and term deposits	262.3	456.6	476.6	541.6	541.6
Total assets	4,501.0	4,742.1	4,812.2	4,987.6	4,987.6
Debt	493.4	546.0	596.5	636.1	636.1

2022	Q1	Q2	Q3	Q4	2022
Revenue	$194.7	$213.4	$217.7	$246.2	$872.0
Gold produced (oz)	93,209	113,462	118,792	128,453	453,916
Gold sold (oz)	94,472	107,631	118,388	132,462	452,953
Average realized gold price ($/oz sold) (2,3)	$1,889	$1,849	$1,688	$1,754	$1,787
Production costs	104.6	109.3	123.5	122.2	459.6
Cash operating cost ($/oz sold) (2,3)	835	789	803	741	788
Total cash cost ($/oz sold) (2,3)	941	879	892	818	878
All-in sustaining cost ($/oz sold) (2,3)	1,346	1,270	1,259	1,246	1,276
Net (loss) earnings (4,5)	(317.6)	(25.3)	(54.6)	43.7	(353.8)
Net (loss) earnings per share – basic ($/share) (4,5)	(1.74)	(0.14)	(0.30)	0.24	(1.93)
Net (loss) earnings per share – diluted ($/share) (4,5)	(1.74)	(0.14)	(0.30)	0.24	(1.93)
Net (loss) earnings for the period continuing operations (1,4,5)	(39.7)	(22.9)	(28.4)	41.9	(49.2)
Net (loss) earnings per share continuing operations – basic ($/share) (1,4,5)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Net (loss) earnings per share continuing operations – diluted ($/share) (1,4,5)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Adjusted net (loss) earnings continuing operations (1,2,4,5)	(19.3)	13.6	(10.0)	25.8	10.1

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023

Adjusted net (loss) earnings per share continuing operations - basic ($/share) (1,2,4,5)	(0.11)	0.07	(0.05)	0.14	0.05
Net cash flow from operating activities (1)	35.3	27.0	52.7	96.2	211.2
Cash flow from operating activities before changes in working capital (1,2)	49.4	49.2	55.8	85.2	239.5
Free cash flow (2)	(26.8)	(62.7)	(25.7)	10.7	(104.5)
Free cash flow excluding Skouries (2)	(22.3)	(56.9)	(16.5)	26.3	(69.4)
Cash, cash equivalents and term deposits	434.7	370.0	306.4	314.7	314.7
Total assets	4,510.4	4,504.8	4,402.4	4,457.9	4,457.9
Debt	482.8	497.2	497.3	494.4	494.4
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million) .
(6)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(7)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Key Business Developments
Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, we satisfied all the necessary precedent conditions and closed the €680.4 million project financing facility for the development of the Skouries project in Northern Greece. Drawdowns totaling €153.2 million ($166.7 million) were completed as at December 31, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility.
The remaining 20% of expected future funding for the Skouries project is to be funded by the Company and is backstopped by a letter of credit under the Company's $250 million revolving credit facility. At December 31, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126.2 million and the Company's available balance on the revolving credit facility is $110.2 million. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas entered into a secured hedging program in April 2023 that covers gold and copper swaps, an interest rate swap and U.S. dollar to Euro forward contracts.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
European Bank for Reconstruction and Development Strategic Investment
On June 14, 2023, we completed a private placement with EBRD consisting of 6,269,231 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $81.5 million ($61.3 million). These proceeds will be invested in the Skouries project in Northern Greece, and have been credited against the Company's 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.

8

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Bought Deal Financing
On June 7, 2023, we completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135.2 million ($101.1 million). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes. The growth initiatives may include but are not limited to: Perama Hill, where we expect to start community consultations later this year; the expansion of Olympias to 650 ktpa; bringing the Ormaque discovery into production; and exploration opportunities in Turkiye and Quebec.
Gold Collar Contracts
In May 2023, we entered into a series of zero-cost gold collar contracts in order to manage cash flow variability during the construction period of Skouries. Under the derivative contacts, 16,667 ounces settle monthly with a weighted average put strike price of $1,816 per ounce and a weighted average call strike price of $2,721 per ounce and will be financially settled during June 2023 through December 2025. The 2023 contracts matured without any financial settlement required.
Euro Forward Contracts
In August and October 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €7.5 million will be delivered to the Company every month at a forward rate of EUR/USD 1.1035.
Sustainability
On May 31, 2023, we published our 2022 Sustainability Report, detailing our environmental, social and governance performance. The 2022 Sustainability Report is our 11th annual published report and has been produced in accordance with the requirements of the core Global Reporting Initiative, and serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
Modification to the Kassandra Mines Environmental Impact Assessment ("EIA")
On April 27, 2023, a modification to the Kassandra Mines EIA was approved by the Ministry of Environment and Energy, allowing the expansion of the Olympias processing facility to 650 ktpa and improvements to the Stratoni port as set forth in our Technical Report dated December 31, 2019 and prepared in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These processing expansions are aligned with the development of the Flats Zone within the Olympias mine, which provides an underground production environment more amenable to higher mining rates.
Executive Leadership Changes
Effective January 2, 2024, Paul Ferneyhough was appointed as Executive Vice President and Chief Financial Officer of the Company, following the retirement of Philip Yee.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.42 in Q4 2023, which was consistent with the LTIFR of Q4 2022 and overall was 0.65 in 2023, a 45% improvement from the LTIFR of 1.19 in 2022. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In 2023, we produced 485,139 ounces of gold, an increase of 7% from 2022 production of 453,916 ounces.
•Kisladag produced 154,849 ounces during the year, an increase of 14% from 2022 production of 135,801 ounces. The increase was driven by the upgraded material handling systems, which provides increased stacking on the newly commissioned North Heap Leach Pad ("NHLP"), enabling higher irrigation rates to be applied for gold dissolution. The South Heap Leach Pad continued to work on inventory drawdown caused by the unusually high precipitation event during Q2.
•Lamaque produced 177,069 ounces during the year, an increase of 2% from 2022 production of 174,097 ounces. The increase was primarily due to increased tonnes mined and processed despite mining disruption caused by the forest fires in June that led to slower development.
•Efemcukuru produced 86,088 ounces during the year, a decrease of 2% from 2022 production of 87,685 ounces. The decrease is primarily a result of lower average gold grade.
•Olympias produced 67,133 ounces during the year, an increase of 19% from 2022 production of 56,333 ounces. The increase was driven by record high mill throughput achieved and productivity benefits of transformation initiatives that were competed during the year.
Total 2023 gold production was within the Company's tightened guidance range of 475,000 – 495,000 ounces. Total Q4 2023 gold production was 143,166 ounces, an increase of 11% from Q4 2022 production of 128,453 ounces and an increase of 18% from Q3 2023 production of 121,030 ounces. The increase in both period comparisons primarily reflects an increase in production at Kisladag as a result of increased efficiencies, and at Lamaque as mining efficiencies allowed for higher than average throughput.
Gold sales in 2023 totaled 483,978 ounces, an increase of 7% from 452,953 ounces in 2022. The higher sales volume in 2023 compared with the prior year primarily reflected an increase of 20,243 ounces sold at Kisladag due to an increase of tonnes placed on the heap leach pad in 2023 and utilization of the newly commissioned NHLP. There was also an increase of 10,402 ounces sold at Olympias due to higher tonnes mined, tonnes processed and average gold grade, and an increase of 3,086 ounces sold at Lamaque due to increased tonnes mined and processed. These increases were partially offset by a decrease of 2,706 ounces sold at Efemcukuru due largely to lower average gold grade. Gold sales were 144,827 ounces in Q4 2023, an increase of 9% from 132,462 ounces in Q4 2022, primarily due to increased production at Kisladag and Lamaque in the quarter.
The average realized gold price(2) was $1,944 per ounce sold in 2023, an increase from $1,787 per ounce sold in 2022, primarily driven by strong prices in Q3 and Q4 2023. The average realized gold price was $1,999 in Q4 2023 ($1,754 in Q4 2022).
Total revenue was $1,008.5 million in 2023, an increase of 16% from revenue of $872.0 million in 2022. The increase was due primarily to both higher sales volumes and average realized gold price. Total revenue was $306.9 million in Q4 2023, an increase of 25% from revenue of $246.2 million in Q4 2022, which increased for the same reasons.
Production Costs and Unit Cost Performance
Production costs of $478.9 million in 2023 increased from $459.6 million in 2022 and production costs of $137.6 million in Q4 2023 increased from $122.2 million in Q4 2022. Increases in both periods were the result of higher
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 tonnes processed, resulting in increased labour costs and use of key consumables across most sites. This was partially offset by decreases in unit costs of key consumables such as electricity in Turkiye and Greece, and fuel in Turkiye and Canada, as global cost pressures eased during the year. Additionally, transport costs at Olympias were lower as a result of improved shipment logistics.
Production costs include royalty expense, which increased to $51.8 million in 2023 from $40.6 million in 2022, and to $16.5 million in Q4 2023 from $10.2 million in Q4 2022, primarily reflecting higher average gold prices combined with higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.
Cash operating costs(3) averaged $743 per ounce sold in 2023, a decrease from $788 per ounce sold in 2022. In Q4 2023, cash operating costs averaged $716 per ounce sold, a decrease from $741 per ounce sold in Q4 2022. The decrease in both periods was primarily due to higher production and slightly lower unit costs for key consumables, including energy and fuel.
AISC per ounce sold(3) decreased slightly to $1,220 in 2023 from $1,276 in 2022, and to $1,207 in Q4 2023 from $1,246 in Q4 2022. Decreases in both periods primarily reflect the decrease in cash operating costs per ounce sold, partially offset by higher royalties due to higher metal prices. The decrease in the year was also due to lower sustaining capital expenditures.
Other Expenses
Depreciation expense increased to $261.1 million in 2023 from $240.2 million in 2022 and to $71.7 million in Q4 2023 from $66.1 million in Q4 2022 primarily due to increased mining rates, which resulted in increased gold produced and sold at all sites except for Efemcukuru. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes.
Mine standby costs decreased to $16.1 million in 2023 from $34.4 million in 2022 and were consistent in Q4 2023 compared to Q4 2022. Mine standby costs primarily related to Stratoni and have decreased following its transition to care and maintenance during the second half of 2022. Additionally, no mine standby costs were recorded in 2023 at Skouries following the restart of construction.
Foreign exchange gains increased to $16.0 million in 2023 from $9.7 million in 2022, and included gains of $0.5 million recorded in Q4 2023 and $2.3 million recorded in Q4 2022, respectively. Gains in 2023 were primarily due to the weakening of the Turkish Lira, which resulted in downward revaluation of liabilities denominated in local currencies, including royalties for Kisladag and Efemcukuru that are paid annually.
Finance costs decreased to $32.8 million in 2023 from $41.6 million in 2022, driven primarily by the capitalization of a portion of interest on the senior notes to the construction of Skouries, partially offset by higher accretion on our asset retirement obligations. Finance costs decreased to $5.8 million in Q4 2023 from $6.6 million in Q4 2022, with the capitalization of a portion of interest on the senior notes mostly offset by a gain on the redemption option derivative on the senior notes.
Income Tax
Income tax expense from continuing operations decreased to $57.6 million in 2023 from $61.2 million in 2022 and included a recovery of $46.0 million in Q4 2023 (Q4 2022 $23.5 million recovery).
Current tax expense increased to $85.8 million in 2023 from $69.7 million in 2022 and to $22.2 million in Q4 2023 from $10.4 million in Q4 2022. Current tax expense related primarily to operations in Turkiye of which $62.0 million and $12.3 million was recognized in 2023 and Q4 2023, respectively. The increase in 2023 reflected higher sales volumes combined with a tax rate increase in Turkiye, as noted below. These increases were partially offset by Turkish investment tax credits which resulted in current tax savings of $17.5 million in 2023 and $7.5 million in Q4 2023, as compared to current tax savings of $10.0 million in 2022 and $3.8 million in Q4 2022. Current tax expense in 2023 also included $6.9 million of withholding tax on earnings repatriated from Turkiye and $12.8 million of
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 current tax on foreign exchange gains in 2023 and $4.1 million in Q4 2023. Current tax expense included Quebec mining duties for Lamaque of $23.8 million in 2023 and $9.9 million in Q4 2023, an increase from $14.8 million in 2022 and $5.3 million in Q4 2022.
Deferred income tax recoveries were $28.2 million in 2023 and $68.2 million in Q4 2023 as compared to recoveries of $8.5 million in 2022 and $33.9 million in Q4 2022. The 2023 and Q4 2023 deferred tax recoveries include a $59.4 million deferred tax recovery resulting from a hyperinflationary adjustment to the local tax basis in Turkiye in Q4 2023. Deferred income tax in both 2023 and 2022 included recoveries from changes in temporary differences, including for property, plant and equipment. In 2023 these were partly offset by deferred tax expense due to the weakening of Turkish Lira. In Greece, the strengthening of the Euro in the quarter resulted in deferred tax recoveries. These currency movements resulted in deferred income tax expense of $29.3 million in 2023, including a recovery of $3.7 million in Q4 2023. In 2022, the weakening of both the Turkish Lira and the Euro resulted in deferred tax expense of $35.9 million, inclusive of an $18.3 million million recovery in Q4 2022. Deferred tax in 2023 also included a $22.6 million expense due to the Turkish corporate tax rate change noted below.
On July 15, 2023,Turkiye enacted an income tax rate increase from 20% to 25% for general income, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income. The rate increases were applicable retroactively to January 1, 2023.
Net Earnings (Loss) Attributable to Shareholders
We reported net earnings attributable to shareholders from continuing operations of $106.2 million ($0.55 earnings per share) in 2023, compared to net loss of $49.2 million ($0.27 per share) in 2022 and net earnings of $91.8 million ($0.45 per share) in Q4 2023, compared to net earnings of $41.9 million ($0.23 earnings per share) in Q4 2022. Net earnings increased in 2023 primarily due to higher revenue, and lower mine standby costs, write-downs of assets, and income taxes. Net earnings in Q4 2023 reflected higher sales volumes and gold prices, and a higher income tax recovery, compared to Q4 2022.
Adjusted net earnings from continuing operations were $110.7 million ($0.57 per share) in 2023, compared to $10.1 million ($0.05 per share) in 2022. Adjusted net earnings in 2023 removes a $29.3 million loss on foreign exchange due to translation of deferred tax balances, $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment, $2.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt, $9.6 million unrealized loss on derivative instruments, and a $22.6 million deferred tax expense relating to the impact of tax rate changes in Turkiye. Adjusted net earnings were $49.3 million ($0.24 per share) in Q4 2023 after adjusting for a $3.7 million gain on foreign exchange due to translation of deferred tax balances, a $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment, a $4.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt, and a $24.6 million unrealized loss on derivative instruments.
Cash Generated from Operating Activities and Free Cash Flow(4)
Net cash generated from operating activities of continuing operations increased to $382.9 million in 2023 from $211.2 million in 2022, primarily as a result of the higher revenue and lower operating costs. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.

Free cash flow(4) improved to negative $47.2 million in 2023 compared to negative $104.5 million in 2022, with the increase this year primarily due to the higher sales and higher average realized gold price as well as lower tax installments, partially offset by an increase in investing activities, particularly at Skouries. Free cash flow excluding Skouries4 was $112.6 million in 2023 and negative $69.4 million in 2022. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries project and capitalized interest related to the Skouries project in the respective periods.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
2024 Outlook

2024 Guidance
	Lamaque Complex	Kisladag	Efemcukuru(3)	Olympias(3,4)	Skouries Project	2024E
Gold Production (000' oz)	175 – 190	180 – 195	75 – 85	75 – 85	—	505 – 555
Silver Production (000' oz)	—	—	—	1,500 – 1,700	—	1,500 – 1,700
Lead Production (000' t)	—	—	—	13 – 16	—	13 – 16
Zinc Production (000' t)	—	—	—	12 – 15	—	12 – 15
Total Cash Costs (1) ($/oz sold)	700 – 800	820 – 920	1,080 – 1,180	980 – 1,080	—	840 – 940
All-in Sustaining Costs (1) ($/oz sold)	1,180 – 1,280	890 – 990	1,290 – 1,390	1,280 – 1,380	—	1,190 – 1,290
Capital Expenditures ($ millions)
Sustaining Capital (1)	85 – 95	10 – 15	12 – 17	28 – 33	—	135 – 160
Growth Capital (1,2)	17 – 22	85 – 95	6 – 9	14 – 18	375 – 425	497 – 569
Sustaining and Growth Capital (1,2)	102 – 117	95 – 110	18 – 26	42 – 51	375 – 425	632 – 729
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes capitalized exploration at Lamaque and Efemcukuru.
(3)Payable metal produced.
(4)Olympias by-product grades: Silver: 120-130 g/t; Zinc: 4.2-4.7%; Lead: 3.8-4.3%
We provided four-year production and operating guidance in February 2024, which outlined higher production over the next four years. Refer to our February 22, 2024 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2024 guidance and four-year production, cost and capital outlook. Over the four-year period, Eldorado's gold production is expected to increase 45% driven by Skouries. Additionally, Skouries is expected to add meaningful copper production once in operation.
Gold production is expected to increase to between 505,000 and 555,000 ounces in 2024, a 9% increase from 2023 gold production (based on mid-point). The increase in gold production is primarily driven by higher expected production at Kisladag as a result of the upgraded materials handling systems and the recently commissioned NHLP. In addition, we expect an increase at Olympias following the underground infrastructure upgrades completed in mid-2023 and productivity improvements that ramped-up during 2023. Similar to prior years, quarter-to-quarter gold production in 2024 is expected to fluctuate during the year, with higher production expected in the second half reflecting winter conditions at Kisladag and ore grade variability across the portfolio. At Olympias, payable metal production is also expected to include 1.5 to 1.7 million ounces of silver production, 13 to 16 thousand tonnes of lead material and 12 to 15 thousand tonnes of zinc metal.
Total cash costs5 and all-in sustaining costs5 (“AISC”) are expected to be relatively stable compared to 2023, with average total cash costs in 2024 expected to be between $840 to $940 per ounce sold and an average AISC of $1,190 to $1,290 per ounce sold. The expected 2024 costs, relative to 2023 cost performance, are driven by lower unit costs for fuel and other key consumables, and slightly offset by higher labour costs in some areas.
Planned sustaining capital expenditures5 for operating sites of $135.0 million to $160.0 million in 2024 includes underground mine development, tailings facility construction, processing improvements, equipment overhauls and mobile equipment purchases. Growth capital investments5 of $122.0 million to $144.0 million at the producing mines in 2024 is expected to increase from 2023 levels as a result of planned projects at Kisladag that include the continuation of the waste stripping campaign, the expansion of the NHLP, and construction of the North ADR plant.
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Other planned growth capital includes resource conversion drilling and mine development at Lamaque and Efemcukuru.
At Skouries, growth capital investments6 of $375 to $425 million is expected in 2024 and has increased compared to 2023 levels as the site is in its peak construction year. The focus for 2024 is on advancing the construction of the major earth works structures including the haul roads, Integrated Extractive Waste Management Facility (“IEWMF”) construction, low-grade stockpile, water management, process facilities, crusher and filter buildings. In addition work will focus on the underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.
6 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2023	2022	2023	2022
Total
Ounces produced	143,166	128,453	485,139	453,916
Ounces sold	144,827	132,462	483,978	452,953
Production costs	$137.6	$122.2	$478.9	$459.6
Cash operating costs ($/oz sold) (1)	$716	$741	$743	$788
All-in sustaining costs ($/oz sold) (1)	$1,207	$1,246	$1,220	$1,276
Sustaining capital expenditures (1)	$37.9	$36.9	$121.8	$126.5
Kisladag
Ounces produced	46,291	40,307	154,849	135,801
Ounces sold	46,051	39,833	154,456	134,213
Production costs	$36.1	$32.2	$122.8	$120.1
Cash operating costs ($/oz sold) (1)	$623	$709	$657	$773
All-in sustaining costs ($/oz sold) (1)	$909	$884	$900	$1,000
Sustaining capital expenditures (1)	$5.6	$3.0	$16.0	$14.7
Lamaque
Ounces produced	56,619	51,349	177,069	174,097
Ounces sold	57,040	51,244	176,495	173,409
Production costs	$35.1	$29.2	$119.5	$116.7
Cash operating costs ($/oz sold) (1)	$580	$541	$643	$642
All-in sustaining costs ($/oz sold) (1)	$977	$925	$1,089	$1,036
Sustaining capital expenditures (1)	$20.7	$18.1	$72.7	$62.8
Efemcukuru
Ounces produced	22,374	21,362	86,088	87,685
Ounces sold	22,497	21,486	86,078	88,784
Production costs	$21.4	$17.9	$80.1	$73.1
Cash operating costs ($/oz sold) (1)	$816	$738	$797	$701
All-in sustaining costs ($/oz sold) (1)	$1,201	$1,138	$1,154	$1,091
Sustaining capital expenditures (1)	$4.4	$5.3	$14.0	$18.8
Olympias
Ounces produced	17,882	15,435	67,133	56,333
Ounces sold	19,239	19,899	66,949	56,547
Production costs	$44.9	$42.9	$156.5	$149.5
Cash operating costs ($/oz sold) (1)	$1,224	$1,325	$1,133	$1,409
All-in sustaining costs ($/oz sold) (1)	$1,872	$1,998	$1,688	$2,155
Sustaining capital expenditures (1)	$7.2	$10.5	$19.0	$30.3

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Kisladag

	3 months ended December 31,		12 months ended December 31,
Operating Data	2023	2022	2023	2022
Tonnes placed on pad	3,434,911	3,248,748	13,220,164	11,287,923
Ounces placed on pad (2)	51,318	49,304	192,988	147,900
Head grade (g/t Au)	0.78	0.82	0.78	0.74
Gold ounces produced	46,291	40,307	154,849	135,801
Gold ounces sold	46,051	39,833	154,456	134,213
Average realized price ($/oz sold) (1)	$1,999	$1,738	$1,953	$1,792
Cash operating costs ($/oz sold) (1)	$623	$709	$657	$773
All-in sustaining costs ($/oz sold) (1)	$909	$884	$900	$1,000
Financial Data
Revenue	$92.9	$69.9	$304.8	$243.3
Production costs	36.1	32.2	122.8	120.1
Depreciation and depletion	21.5	21.9	79.9	72.6
Earnings from mine operations	35.3	15.9	102.2	50.6
Growth capital investment (1)	27.8	21.2	83.7	82.5
Sustaining capital expenditures (1)	5.6	3.0	16.0	14.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 154,849 ounces of gold in 2023, a 14% increase from 135,801 ounces in 2022. Gold production of 46,291 ounces in the quarter increased 15% from 40,307 ounces in Q4 2022, benefiting from the newly commissioned NHLP, along with ongoing optimization of on-belt ore agglomeration. Recoverable ounces placed on the combined heap leach pads (North and South) increased from the prior year as a result of the efficient stacking enabled by upgrades of the higher capacity overland conveyors and the commissioning of the NHLP area. Production also benefited from average grade increasing in 2023 to 0.78 grams per tonne, from an average grade of 0.74 grams per tonne in 2022.
Revenue increased to $304.8 million in 2023 from $243.3 million in 2022 and increased to $92.9 million from $69.9 million in Q4 2022, reflecting a combination of higher gold sales and higher average realized prices in the current year and quarter.
Production costs increased to $122.8 million in 2023 from $120.1 million in 2022 primarily due to increased ore mined and processed and consumption of reagents, as well as higher royalties due to higher average gold prices, partially offset by decreases in unit costs of fuel and electricity as cost pressures in Europe eased in the year as compared to the prior year. Production costs during the quarter increased to $36.1 million from $32.2 million in Q4 2022 also as a result of higher gold production and ounces sold.
Depreciation expense increased to $79.9 million in 2023 from $72.6 million in 2022 in line with higher tonnes mined and processed, and higher sales during the year. Depreciation in the quarter was in line with Q4 2022 despite higher sales in the current period due to less stacking on the South Leap leach pad, which depreciates at a faster rate given the shorter remaining useful life in terms of the number of ounces that can be stacked on the pad.
Cash operating costs per ounce sold in 2023 decreased to $657 from $773 in 2022 and decreased to $623 in Q4 2023 from $709 in Q4 2022. Decreases in both periods were primarily due to higher gold production and sales, as well as lower unit costs of consumables.
AISC per ounce sold decreased to $900 in 2023 from $1,000 in 2022 primarily due to lower cash operating costs per ounce sold, partly offset by higher sustaining capital expenditure. In the quarter, AISC per ounce sold increased

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 to $909 from $884 in Q4 2022 primarily due to higher sustaining capital expenditure, partially offset by lower cash operating costs per ounce sold.
Sustaining capital expenditure of $16.0 million in 2023, including $5.6 million in Q4 2023, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital investment of $83.7 million in 2023, including $27.8 million in Q4 2023, primarily included waste stripping to support the mine life extension, construction of the first phase of the NHLP and related infrastructure, and building relocation due to pit expansion.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Lamaque

	3 months ended December 31,		12 months ended December 31,
Operating Data	2023	2022	2023	2022
Tonnes milled	248,246	221,232	838,419	833,297
Head grade (g/t Au)	7.36	7.41	6.76	6.65
Average recovery rate	96.3%	97.5%	97.1%	97.7%
Gold ounces produced	56,619	51,349	177,069	174,097
Gold ounces sold	57,040	51,244	176,495	173,409
Average realized gold price ($/oz sold) (1)	$2,006	$1,748	$1,953	$1,797
Cash operating costs ($/oz sold) (1)	$580	$541	$643	$642
All-in sustaining costs ($/oz sold) (1)	$977	$925	$1,089	$1,036
Financial Data
Revenue	$114.9	$90.0	$346.3	$313.0
Production costs	35.1	29.2	119.5	116.7
Depreciation and depletion	23.2	20.2	78.9	72.0
Earnings from mine operations	56.7	40.5	148.0	124.3
Growth capital investment (1)	8.1	1.8	23.3	6.0
Sustaining capital expenditures (1)	20.7	18.1	72.7	62.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 177,069 ounces of gold in 2023, a 2% increase from 174,097 ounces in 2022 as a result of slightly higher ore throughput in the year and slightly higher grade. This was despite the mining disruption caused by forest fires earlier in the year that led to reduced mining faces available for ore production in Q3. Gold production of 56,619 ounces in the quarter was higher compared to 51,349 ounces in Q4 2022 and reflected strong throughput that was achieved due to productivity improvements at the mine, which allowed the mill to perform at capacity. Average grade of 7.36 grams per tonne in the quarter was slightly lower compared to Q4 2022, while average grade of 6.76 grams per tonne in 2023 slightly exceeded 6.65 grams per tonne in 2022.
Revenue increased to $346.3 million in 2023 from $313.0 million in 2022 primarily reflecting a higher average realized gold price in the year. In the quarter, both a higher average realized gold price and higher sales were responsible for the increase in revenue to $114.9 million from $90.0 million in Q4 2022.
Production costs increased to $119.5 million in 2023 from $116.7 million in 2022, and $35.1 million in Q4 2023 from $29.2 million in Q4 2022, both primarily due to higher gold production and increased headcount to enable productivity, partially offset by slightly lower unit costs of key consumables, including fuel and cost savings from a weaker Canadian dollar as compared to the prior year. Cash operating costs per ounce sold was consistent between 2023 and 2022 but increased to $580 in Q4 2023 from $541 in Q4 2022 despite higher ounces sold primarily due to extra costs incurred in labour, contractors, and equipment rentals to increase productivity in the quarter.
AISC per ounce sold increased to $1,089 in 2023 from $1,036 in 2022 and to $977 in Q4 2023 from $925 in Q4 2022 with increases in both periods reflecting higher cash operating costs per ounce sold and higher sustaining capital expenditure.
Sustaining capital expenditures of $72.7 million in 2023, including $20.7 million in Q4 2023, primarily related to underground development, equipment rebuilds, and expansion of the tailings management facility. Growth capital investments totalled $23.3 million in 2023, including $8.1 million in Q4 2023, and is primarily related to construction of underground infrastructure.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Efemcukuru

	3 months ended December 31,		12 months ended December 31,
Operating Data	2023	2022	2023	2022
Tonnes milled	137,987	136,840	547,089	544,450
Head grade (g/t Au)	5.81	5.63	5.64	5.82
Average recovery rate (to concentrate)	93.0%	93.6%	93.0%	93.6%
Gold ounces produced (1)	22,374	21,362	86,088	87,685
Gold ounces sold	22,497	21,486	86,078	88,784
Average realized gold price (2)	$2,098	$1,815	$2,004	$1,774
Cash operating costs ($/oz sold) (2)	$816	$738	$797	$701
All-in sustaining costs ($/oz sold) (2)	$1,201	$1,138	$1,154	$1,091
Financial Data
Revenue	$46.7	$38.4	$170.5	$155.3
Production costs	21.4	17.9	80.1	73.1
Depreciation and depletion	10.5	10.5	41.8	43.5
Earnings from mining operations	14.8	10.0	48.7	38.7
Growth capital investment (2)	2.2	1.4	6.7	5.8
Sustaining capital expenditures (2)	4.4	5.3	14.0	18.8
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 86,088 payable ounces of gold in 2023, a 2% decrease from 87,685 payable ounces in 2022, reflecting lower grades and recoveries in the year, partially offset by higher throughput. Gold production of 22,374 payable ounces in the quarter was 5% higher than 21,362 payable ounces produced in Q4 2022, primarily as a result of record throughput rates in the fourth quarter, averaging 1,500 tpd combined with higher grades.
Revenue increased to $170.5 million in 2023 from $155.3 million in 2022 and to $46.7 million in Q4 2023 from $38.4 million in Q4 2022. Increases in both periods were driven primarily by higher average realized gold prices.
Production costs increased to $80.1 million in 2023 from $73.1 million in 2022 and increased to $21.4 million in Q4 2023 from $17.9 million in Q4 2022, primarily driven by rising costs of labour and increased royalties due to higher average realized gold prices. Operating cost increases and lower gold production in the year resulted in an increase in cash operating costs per ounce sold to $797 in 2023, from $701 in 2022. Cost increases despite higher gold produced in the quarter resulted in an increase in cash operating cost per ounce sold to $816 in Q4 2023 from $738 in Q4 2022. AISC per ounce sold increased to $1,154 in 2023 from $1,091 in 2022 and to $1,201 in Q4 2023 from $1,138 in Q4 2022, primarily reflecting higher cash operating costs per ounce sold.
Sustaining capital expenditure of $14.0 million in 2023, including $4.4 million in Q4 2023, related primarily to underground development and equipment rebuilds. Growth capital investment included both development drilling and resource conversion drilling at each of the Kokarpinar and Bati vein systems.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Olympias

	3 months ended December 31,		12 months ended December 31,
Operating Data	2023	2022	2023	2022
Tonnes milled	114,895	101,430	454,122	395,711
Head grade (g/t gold)	8.70	8.59	8.23	8.00
Head grade (g/t silver)	123.90	109.50	131.53	105.22
Head grade (% lead)	3.99%	3.40%	4.16%	3.27%
Head grade (% zinc)	4.58%	3.93%	4.74%	3.84%
Gold average recovery rate (to concentrate)	83.8%	81.5%	83.8%	82.3%
Silver average recovery rate (to concentrate)	79.6%	78.5%	79.8%	81.4%
Lead average recovery rate (to concentrate)	79.9%	79.1%	80.5%	82.1%
Zinc average recovery rate (to concentrate)	77.7%	79.7%	77.1%	81.2%
Gold ounces produced (1)	17,882	15,435	67,133	56,333
Gold ounces sold	19,239	19,899	66,949	56,547
Silver ounces produced (1)	320,177	273,483	1,382,095	1,056,792
Silver ounces sold	325,060	205,612	1,430,807	1,074,225
Lead tonnes produced (1)	3,083	2,594	12,341	10,100
Lead tonnes sold	3,102	1,944	13,474	10,402
Zinc tonnes produced (1)	3,493	2,700	14,116	10,502
Zinc tonnes sold	3,838	2,791	13,488	11,638
Average realized gold price ($/oz sold) (2)	$1,863	$1,735	$1,822	$1,771
Cash operating costs ($/oz sold) (2)	$1,224	$1,325	$1,133	$1,409
All-in sustaining costs ($/oz sold) (2)	$1,872	$1,998	$1,688	$2,155
Financial Data
Revenue (3)	$52.4	$47.9	$186.8	$159.9
Production costs (3)	44.9	42.9	156.5	149.5
Depreciation and depletion	16.5	13.1	60.6	50.0
Earnings (loss) from mining operations	(9.1)	(8.0)	(30.3)	(39.6)
Growth capital investment (2)	3.0	1.5	7.4	5.8
Sustaining capital expenditures (2)	7.2	10.5	19.0	30.3
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
Olympias produced 67,133 ounces of gold in 2023, a 19% increase from 56,333 ounces in 2022, reflecting higher average gold grade and higher throughput in the year. Throughput in 2023 was 15% higher than in 2022 due to higher mining rates, a result of key transformation initiatives implemented throughout the year, enabling stronger mining productivity and record mill throughput. Achievements in 2023 included a new electrical substation resulting in increased ventilation capacity, commissioning of bulk emulsion blasting, ongoing training and equipment optimization. Gold production of 17,882 ounces in Q4 2023 increased from 15,435 in Q4 2022 as a result of 13% higher throughput and higher gold grades in the quarter. Lead and silver production increased as well compared to Q4 2022, primarily reflecting higher throughput.
Revenue increased to $186.8 million in 2023 from $159.9 million in 2022 and increased to $52.4 million in Q4 2023 from $47.9 million in Q4 2022 as a result of higher sales volumes and a higher average realized gold price. From October 1, 2021, revenue has been impacted by the 13% VAT import charge levied on customers importing

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Olympias gold concentrate into China. When levied, this import charge reduces revenue by a corresponding amount. Revenues in 2023 benefited from lower gold treatment and refining charges as we made more shipments to alternative markets where this 13% import VAT on gold concentrate was not imposed. Approximately 54% of shipments in 2023 were not subject to the 13% import VAT.
Production costs increased to $156.5 million in 2023 from $149.5 million in 2022 and to $44.9 million in Q4 2023 from $42.9 million in Q4 2022. Increases in both periods reflect higher production and volumes of concentrate sold, partially offset by decreases in unit costs of certain consumables, including electricity and fuel, and other cost savings as a result of recent transformation initiatives. Production costs also benefited from lower transport costs as a result of improved shipment logistics onsite.
Cash operating costs per ounce sold decreased to $1,133 in 2023 from $1,409 in 2022, primarily as a result of higher ounces sold, higher by-product credits, and less shipments to China incurring the 13% VAT import charge, which is included in cash operating costs. Similarly, cash operating costs per ounce sold decreased to $1,224 in Q4 2023 from $1,325 in Q4 2022 primarily due to higher ounces sold and by-product credits. AISC per ounce sold decreased to $1,688 in 2023 from $2,155 in 2022 and to $1,872 in Q4 2023 from $1,998 in Q4 2022 primarily due to the decrease in cash operating costs per ounce sold and lower sustaining capital.
Sustaining capital expenditure decreased to $19.0 million in 2023 from $30.3 million in 2022 and to $7.2 million in Q4 2023 from $10.5 million in Q4 2022. Spending in both periods primarily included underground development and underground infrastructure improvements. Growth capital investments in 2023 and 2022 primarily related to underground development.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Development Projects
Skouries – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project as detailed in the Feasibility Study is expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion7 with capital costs to complete the project estimated at $845 million.
Capital Estimate and Schedule
After finalizing key contracts in 2023, the capital cost estimate remained in line with the December 2021 feasibility study estimate. More recent and pending contracts incorporate labor rates and labor hours established through a diligent tendering process that are higher than the feasibility study. This has resulted in a revised capital estimate of $920 million, an increase of 9% over the original estimate of $845 million.
The time invested in diligently negotiating the key project contracts has increased execution confidence with a modest effect on the production schedule. First production of the copper-gold concentrate is now expected in the third quarter of 2025 from prior guidance of mid-2025. As such, the 2025 gold production range has been lowered to between 50,000 to 60,000 ounces from prior guidance of 80,000 to 90,000 ounces. Copper production is expected to be between 15 to 20 million pounds in 2025. A steep ramp up curve is expected over that second half of 2025 and remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of increasing our 2026 gold and copper production profile at Skouries.
Between the Skouries project finance facility and our balance sheet the project remains fully funded.
Capital spend towards the original estimate of $845 million totalled $52.5 million in Q4 2023, and $153.8 million in 2023.
As at December 31, 2023:
•Overall project progress was 38% complete and 70% complete when including the first phase of construction;
•Detailed engineering was 61% complete and procurement was 82% complete;
•Project execution and ramp-up continued for major earthworks including construction of haul roads to support construction of earthworks structures;
•Mobilized contractor and commenced work on the tailings filtration infrastructure earthworks and pilings;
•Progress advanced on the foundation construction of the primary crusher; and
•Completed the upgrade of the underground power supply from 400V to 690V and the ventilation upgrade.

As the project advances in 2024 the capital spend is expected to be between $375 and $425 million.

Upcoming milestones in 2024 include:
Procurement and Engineering
•Substantial completion of procurement and engineering

Process Plant
•Commence construction of the control room and electrical room building
•Commence construction of the tailings thickeners

Tailings filter facility
•Awarding the filter facility contract
•Preassembly of the filter press plates and frames
•Completion of the structural steel

IEWMF
•Completion of the coffer dam

7 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Underground
•Awarding the underground development and test stoping contract
•Completion of approximately 2,200 metres of underground development
Construction Progress
Work continues to ramp up on construction for the build of major earth works structures including the haul roads, IEWMF construction, low-grade stockpile, water management, process facilities, crusher and filter buildings. In addition, work will focus on the underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.
On the critical path is the filter plant building which continues to advance, with the piling work having commenced. In Q2 2024 it is expected that the filter building contract will be awarded which will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment, in addition to the piping and electrical work. The filter press plates arrived on site in Q1 2024 with the frames for supporting the filter press plates fabricated and expected to ship in Q2 2024. Preassembly is expected to start Q2 2024.
Work for the mill/flotation building is in progress with commissioning work on overhead cranes, installation of construction lighting and scaffolding, and the commencement of structural steel work. Mechanical, piping and electrical work for the process plant are mobilizing with work commencing in Q1 2024.
By the end of 2024 we expect to have completed the IEWMF coffer dam and significantly advanced the IEWMF earthworks, water management facilities, process plant and filter plants.
The first four Company owned Cat 745 trucks have arrived on site with the remaining 15 scheduled for delivery through the end of Q2 2024. These trucks will be used once Skouries is in operation to build the lifts that will be required on the dry stack tailings facility. During construction of the civil works these trucks will be used as part of an integrated fleet with the earthwork's construction contractor for construction of the IEWMF facilities.
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development continues to advance the West Decline and access to the test stopes with a local contractor. The second underground development contract proposals are in the final evaluation stage and awarding of the contract is planned for Q2 2024. This contract includes the test stope work as well as additional development and services work to support the development of the underground mine. We expect to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
At December 31, 2023, engineering has been fully transitioned to Greece and was 61% complete with anticipated substantial completion in Q3 2024. Detailed engineering work continues to advance in all areas. The release of structural steel for fabrication is nearing completion and construction drawings are being issued to support the project schedule.
Procurement
At December 31, 2023, procurement was at 82% with substantial completion expected in Q2 2024. All long lead items have been procured and focus is now shifting to managing fabrication and deliveries.
Operational Readiness
Recruitment of qualified and experienced people began in 2023 and will continue through 2024 as we build workforce capability as Skouries advances towards first production. Under the direction of Louw Smith, Eldorado’s EVP, Development in Greece, we are progressing with establishing the Skouries operating team with approximately 40 personnel now on board. This includes 12 in leadership roles, 10 embedded in the construction projects teams of open pit mining, underground mining and dry stack tailings construction; and 9 in sustainability. Recruitment activities are on track with the operational workforce plan.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Workforce
In addition to the Operational Readiness team as of December 31, 2023, there were approximately 550 personnel on site which is expected to ramp up to 1,300 during 2024.
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project and drawdowns totalling €153.2 million ($166.7 million) were completed as at December 31, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF. The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The remaining 20% of expected future funding for the Skouries project will be funded by the Company.
The Company invested €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. The Company further invested €56.5 million (approximately $61.3 million) from the EBRD funding received in June 2023, with this amount applied as a credit toward the Company’s equity commitment per the terms of the Term Facility. Drawdowns on the Term Facility are expected to fund the balance of Skouries project expenditures for the first half of 2024, reflecting investments by the Company to date in excess of the 80:20 funding ratio.
See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.

Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. In October 2022, we entered into a share purchase agreement to sell the Certej project. While the share purchase agreement expired on March 24, 2023, the Company is committed to continue its plan to sell the disposal group within the next twelve months.
During 2022, we recorded impairment of $394.7 million ($374.7 million net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation expenditures at their estimated fair value. The fair value is based on the expected cash consideration of a sale, less estimated costs of disposal.
The project has been presented as a disposal group held for sale as at December 31, 2023 and as a discontinued operation for the years ended December 31, 2023 and December 31, 2022.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2023 Target / Projects	Exploration Expenditure
		Q4 2023	Q4 2022	2023	2022
Canada	Bourlamaque including Herbin, Bonnefond East, Audet N & S, Callahan, Connell; Bruel; Montgolfier	$2.7	$4.2	$11.1	$12.4
Turkiye	Efemcukuru West Vein targets, Kisladag North,Yalintas, Ozan	2.4	1.9	8.6	4.2
Other		0.5	0.7	2.7	3.1
Total Expensed		$5.7	$6.8	$22.4	$19.6
Canada	Lamaque Operations: Parallel extension, Triangle C7, Ormaque resource conversion and expansion, Sigma decline	$1.2	$1.1	$8.6	$11.2
Turkiye	Efemcukuru: Kestanebeleni, Kokarpinar, Bati resource conversion	0.5	1.4	5.1	3.4
Other		—	—	1.0	3.4
Total Capitalized		$1.7	$2.5	$14.7	$18.0
Exploration and evaluation expenditures in 2023 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkiye and Greece, and early-stage greenfield projects and project generation activities in Turkiye and Eastern Canada.
In 2023, exploration and evaluation expense totalled $22.4 million relating primarily to early-stage projects in Eastern Canada and Turkiye, and included $5.7 million of expense in Q4 2023. In Eastern Canada, this included early-stage geophysical and geochemical surveys and mapping activities at the Kirkland Lake properties, fieldwork activities at the Lamaque, Bourlamaque, Bruell, and Perestroika/Uniake projects, and early-stage drilling at numerous targets within the Lamaque, Bourlamaque, and Montgolfier properties. Drilling totalled 5,820 metres and 48,396 metres in Q4 2023 and 2023, respectively. In Turkiye, expensed exploration programs focused on drilling at the Kisladag North, Yalintas and Ozan properties as well as several early-stage targets at Efemcukuru West Veins for a total of 10,963 metres and 45,196 metres in Q4 2023 and 2023, respectively.
Capitalized expenditures of $1.7 million and $14.7 million in Q4 2023 and 2023, respectively, related to resource conversion and resource expansion drilling. This includes $0.5 million and $5.1 million in Q4 2023 and 2023, respectively, of non-sustaining capital presented in growth capital(8) additions in Turkiye. This relates to resource expansion and resource conversion drilling targeting the Bati, Kokarpinar, and Kestanebeleni vein systems at Efemcukuru. Resource conversion drilling at Efemcukuru included 18,084 metres in 2023 (Q4 2023 - 4,275 metres), and resource expansion drilling totalled 4,406 metres in 2023 and no expansion drilling in Q4 2023.
In Canada, underground drilling at the Triangle mine in 2023 tested extensions of the C2 and C4 zones, and resource conversion drilling commenced on the C7 zone. Resource conversion drilling totalled 6,752 metres and 27,025 metres in Q4 2023 and 2023, respectively, while resource expansion drilling totalled 2,349 metres and 28,042 metres in Q4 2023 and 2023, respectively. At Ormaque, resource conversion drilling commenced in early Q3 from the new exploration drift, while surface drilling continued throughout the year testing eastern extensions of the deposit as well as exploring for new zones at depth. Resource conversion drilling at Ormaque included 7,939 metres and 40,640 metres in Q4 2023 and 2023, respectively, and resource expansion drilling totalled 12,168 metres in 2023, with no expansion drilling in Q4 2023.
8 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities of continuing operations increased to $382.9 million in 2023 from $211.2 million in 2022, primarily as a result of higher revenue, lower unit operating costs, lower income taxes paid, and lower mine standby costs. Taxes paid of $59.8 million in 2023 primarily related to operations in Turkiye as well as Quebec mining duties.
Net cash increase was partially offset by $28.3 million in 2023 due to changes in non-cash working capital. Movements included a $29.3 million increase in accounts receivable primarily due to timing of concentrate sales, a $34.6 million increase of accounts payable primarily due to construction activities at Skouries, and a $33.6 million increase in inventory primarily for consumables and parts.
Investing Activities
In 2023, we invested $401.9 million in capital expenditures on a cash basis, of which $121.8 million were sustaining capital expenditures at gold mines primarily related to underground development, equipment rebuilds, tailings management facility expansion, and processing improvements. $121.1 million was invested in growth capital investment including $53.1 million of waste stripping at Kisladag, $13.8 million for construction of the Kisladag North Heap Leach pad and a $5.0 million investment in eight higher-capacity conveyors at Kisladag.

Summary of Capital Expenditures	Q4 2023	Q4 2022	2023	2022
Kisladag	$27.8	$21.2	$83.7	$82.5
Lamaque	8.1	2.9	23.3	17.2
Efemcukuru	2.2	1.4	6.7	5.8
Olympias	3.0	1.5	7.4	5.8
Growth capital investment at operating mines (1)	$40.9	$26.9	$121.1	$111.3

Kisladag	$5.6	$3.0	$16.0	$14.7
Lamaque	20.7	18.1	72.7	62.8
Efemcukuru	4.4	5.3	14.0	18.8
Olympias	7.2	10.5	19.0	30.3
Sustaining capital expenditures at operating mines (1)	$37.9	$36.9	$121.8	$126.5

Skouries (2)	$52.5	$15.7	$153.8	$42.3
Other projects	5.9	5.4	14.5	25.8
Total capital expenditures (4)	$137.2	$84.9	$411.2	$305.8

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($8.3)	($2.2)	($5.3)	($11.1)
Lease and other non-monetary additions	(0.3)	(2.0)	(4.1)	(4.8)
Total cash capital expenditures (3)	$128.6	$80.7	$401.9	$289.9
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $6.5 million in Q4 2023, and $17.1 million in 2023.
(3)Excludes capitalized interest paid of $3.0 million in Q4 2023 and $10.8 million in 2023.
(4)Excludes asset retirement adjustments of $19.2 million in Q4 2023 and $18.3 million in 2023.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Financing Activities
Project Financing Facility
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project. Drawdowns totaling €153.2 million ($166.7 million) were completed as at December 31, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF.
The Term Facility includes a €480.4 million commercial loan at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, a €100.0 million initial RRF loan at a fixed interest rate of 3.04% for the term of the facility and a €100.0 million additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and the collateral securing the Term Facility includes the Skouries project and the Hellas operating assets.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas Gold, entered into a secured hedging program in April 2023 with key terms as follows.
•Gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of $2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of $8,525 per tonne and will be financially settled.
•Interest rate swap covering 70% of the variable interest rate exposure, under the six-months EURIBOR index. The interest rate swap has a fixed rate of 3.11% and matures on December 31, 2032. The interest payment frequency is every six months.
•Foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
These derivatives were not designated as hedging instruments. As such, changes in the fair value of these derivatives has been recorded in other income and expense.
The remaining 20% of expected future funding required to complete the Skouries project will be funded by the Company. The Company's equity commitment for the project is backstopped by a letter of credit issued under the Company's $250 million revolving credit facility, reducing the availability of the revolving credit facility by a corresponding amount. As at December 31, 2023, the amount outstanding under the letter of credit was €126.2 million ($139.5 million). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Company invested €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. The Company further invested €56.5 million (approximately $61.3 million) from the EBRD funding received in June 2023, with this amount applied as a credit toward the Company’s equity commitment per the terms of the Term Facility.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Bought Deal Financing
On June 7, 2023, we completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135.2 million ($101.1 million). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes.
Flow-Through Financing
On June 6, 2023, we completed a private placement of 390,900 common shares at a price of CDN $19.18 per share for proceeds of CDN $7.5 million; and a private placement of 290,000 common shares at a price of CDN $17.24 per share for proceeds of CDN $5.0 million The proceeds of CDN $7.5 million ($5.6 million) are being used to fund eligible exploration expenses. The proceeds of CDN $5.0 million ($3.7 million) are being used to fund the Triangle deposit ramp development. The shares qualify as flow-through shares for Canadian tax purposes and were issued at premiums of CDN $6.02 per share and CDN $4.08 per share, respectively, to the closing market price of the Company's common shares at the date of issue. The combined premium of CDN $3.5 million ($2.6 million) was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at December 31, 2023.
For further information on our senior notes, refer to Note 16(b) of our audited financial statements for the years ended December 31, 2023 and 2022.
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated fourth senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at December 31, 2023.
No amounts were drawn down under the revolving credit facility in Q4 2023 and, as at December 31, 2023, the balance is nil. At December 31, 2023, the availability of the revolving credit facility was reduced by €126.2 million ($139.5 million) for the then outstanding amount of the letter of credit backstopping the Company's equity commitment for the Skouries project. When taking into consideration a letter of credit of $0.3 million related to Eldorado's Canadian operations, the resulting availability under the credit facility is $110.2 million as at December 31, 2023. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
For further information on our senior secured credit facility, refer to Note 16(c) of our audited financial statements for the years ended December 31, 2023 and 2022.
Capital Resources

	As at December 31, 2023	As at December 31, 2022
Cash and cash equivalents	$540.5	$279.7
Term deposits	1.1	35.0
Working capital (1)	639.4	404.3
Debt – long-term	$636.1	$494.4
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
At December 31, 2023, we had unrestricted cash and cash equivalents and term deposits of $541.6 million compared to $314.7 million at December 31, 2022, primarily due to positive cash flow from mining operations combined with both equity and debt financing packages executed during 2023, partially offset by continued investment in growth capital.
In May 2023, the Company entered into zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025. The June through December 2023 contracts matured without any financial settlement required.
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5.0 million will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate. From June 2024 to May 2025, €2.5 million will be delivered to the Company every month at a forward rate of EUR/USD 1.0785.
We believe that our working capital(9) of $639.4 million as at December 31, 2023, together with future cash flows from operating activities and access to the available capacity on the revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
At December 31, 2023, the current availability under our credit facility is $110.2 million.

Contractual Obligations
Material contractual obligations as at December 31, 2023 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt - Senior notes (1)	$—	$—	$—	$500.0	$500.0
Debt - Term Facility (1)	—	78.5	94.1	—	172.6
Purchase obligations	23.7	1.3	—	—	24.9
Lease commitments	7.0	6.9	3.5	5.7	23.1
Mineral properties	8.0	16.2	3.5	0.3	28.0
Asset retirement obligations	4.0	2.9	—	205.8	212.7
Totals	$42.7	$105.7	$101.1	$711.9	$961.3
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes.
Purchase obligations relate primarily to operating costs at mines and capital projects at Kisladag and Skouries. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.

As at December 31, 2023, Hellas Gold had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 10,250 dry metric tonnes of zinc concentrate, 14,500 dry metric tonnes of lead/silver concentrate, and 349,000 dry metric tonnes of gold concentrate. As at December 31, 2023, Tüprag had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 96,000 dry metric tonnes of gold concentrate.
In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals Corp. (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of
9 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
$3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015, to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 metres of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2022 is equal to $11.66 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkiye on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Quarterly Results

	2023	2023	2023	2023	2022	2022	2022	2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue (7)	$306.9	$244.8	$229.0	$227.8	$246.2	$217.7	$213.4	$194.7
Net earnings (loss) from continuing operations(1,2,3,4)	91.8	(6.6)	1.5	19.4	41.9	(28.4)	(22.9)	(39.7)
Net earnings (loss) from discontinued operations(1,8)	0.6	(1.4)	(0.7)	(0.1)	1.8	(26.2)	(2.3)	(277.9)
Net earnings (loss) per share from continuing operations (1,2,3,4)
- basic	$0.45	($0.03)	$0.01	$0.11	$0.23	($0.15)	($0.12)	($0.22)
- diluted	$0.45	($0.03)	$0.01	$0.10	$0.23	($0.15)	($0.12)	($0.22)
Adjusted earnings (loss) per share - basic (1,3,4,5,6)	$0.24	$0.17	$0.05	$0.09	$0.14	($0.05)	$0.07	($0.11)
(1)Attributable to shareholders of the Company.
(2)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million)
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(5)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(6)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(7)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
(8)Discontinued operations include the Romania segment in all periods presented. See note 6 of our consolidated financial statements.

Net earnings were negatively impacted from mid-2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira, Euro and Canadian dollar during 2022. Starting in 2023, electricity and fuel began to stabilize in Europe following decreasing concerns around the energy sector.
Revenue and net earnings in 2023 and Q1 through Q2 2022 benefited from higher average realized gold prices. In Q1 2022, revenue was significantly impacted by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings in Q2 and Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters due to the commissioning of the high-pressure grinding rolls circuit ("HPGR") in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 and Q1 2023 due to strong production and sales compared to previous quarters in 2022. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. In Q1 2022, a $19.8 million ($16.0 million net of deferred tax) write-down was recorded as a result of the commissioning of the HPGR at Kisladag. In Q4 2022, a $6.4 million ($5.2 million net of deferred tax) write-down was recorded relating to the existing heap leach pad and ADR plant at Kisladag.
Net earnings in 2022 were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements, reducing the corporate tax rate and resulting in current tax savings of $10.0 million in 2022.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Net loss from discontinued operations includes a $365.4 million ($345.4 million net of deferred tax) impairment recorded in Q1 2022 and a $29.3 million impairment recorded in Q3 2022, both relating to the Certej project.
Adjusted earnings10 removes significant items that do not reflect our underlying performance, and among other things in Q4 2023, adjusted the one-time gain on deferred tax due to hyperinflationary accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye. Other adjustments included a loss on foreign exchange translation of deferred tax balances of $3.7 million in Q4 2023, $15.2 million in Q3 2023, $21.4 million in Q2 2023, all due to the high devaluation of the Turkish Lira in those periods. Other significant adjustments from prior quarters include the following:
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million
•Q4 2022 - adjusted a gain of $18.3 million on foreign exchange translation of deferred tax balances recorded primarily as a result of the strengthening of the Euro
•Q2 2022 - adjusted a loss of $23.3 million on foreign exchange translation of deferred tax balances recorded as a result of the weakening of both the Euro and Lira, as well as adjusted a loss of $14.4 million related to the redemption option derivative on the senior notes
•Q1 2022 - adjusted a write-down expense of $16.0 million recorded as a result of the commissioning of the HPGR at Kisladag
10 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Outstanding Share Information

Common Shares Outstanding (1)

- as of December 31, 2023	203,138,351
- as of February 22, 2024	203,138,351
Share purchase options - as of February 22, 2024 (Weighted average exercise price per share: CDN$12.32)	3,199,338
Performance share units (2) - as of February 22, 2024	590,306
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
As we will being issuing AISC/oz guidance by site in 2024, in addition to continuing total cash cost/oz guidance, we will cease reporting of cash operating cost/oz in Q1 2024.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.

	The definition of average realized gold price per ounce sold changed in Q1 2022 to add back to revenue certain costs that are deducted from proceeds from gold concentrate sales. These include treatment charges, refining charges, penalties and other costs. In prior periods these costs reduced average realized gold price per ounce sold. As these costs are included in cash operating costs (defined above), this adjustment to average realized gold price per ounce sold will result in greater comparability between metrics. Average realized gold price per ounce sold for 2021 and earlier periods has been adjusted to conform with presentation in subsequent periods.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2023	Q4 2022	2023	2022	2021
Production costs	$137.6	$122.2	$478.9	$459.6	$449.7
Stratoni production costs (1)	—	—	—	(0.1)	(47.6)
Production costs – excluding Stratoni	137.6	122.2	478.9	459.4	402.2
By-product credits (2)	(21.9)	(17.0)	(83.4)	(77.3)	(64.7)
Royalty expense (3)	(16.5)	(10.2)	(51.8)	(40.6)	(42.0)
Concentrate deductions (4)	4.5	3.2	15.7	15.5	—
Cash operating costs	$103.7	$98.2	$359.4	$357.0	$295.5
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
Cash operating cost per ounce sold	$716	$741	$743	$788	$626

(1)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(2)Revenue from silver, lead and zinc sales.
(3)Included in production costs.
(4)Included in revenue.

For the three months ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$37.4	($0.8)	$0.2	($8.1)	$28.7	46,051	$623
Lamaque	32.7	(0.5)	0.1	0.8	33.1	57,040	580
Efemcukuru	16.0	(1.1)	3.7	(0.3)	18.4	22,497	816
Olympias	35.5	(19.4)	6.3	1.2	23.5	19,239	1,224
Total consolidated	$121.6	($21.9)	$10.3	($6.3)	$103.7	144,827	$716
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$128.0	($3.1)	$0.7	($24.1)	$101.4	154,456	$657
Lamaque	116.3	(1.7)	0.4	(1.5)	113.5	176,495	643
Efemcukuru	59.1	(4.4)	14.0	(0.1)	68.6	86,078	797
Olympias	126.3	(74.1)	23.0	0.7	75.9	66,949	1,133
Total consolidated	$429.7	($83.4)	$38.1	($25.0)	$359.4	483,978	$743
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
For the three months ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.3	($0.7)	$0.2	($3.6)	$28.2	39,833	$709
Lamaque	26.3	(0.4)	0.1	1.7	27.7	51,244	541
Efemcukuru	13.5	(1.0)	3.5	(0.2)	15.9	21,486	738
Olympias	29.1	(15.0)	8.1	4.2	26.4	19,899	1,325
Total consolidated	$101.1	($17.0)	$12.0	$2.1	$98.2	132,462	$741
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$110.9	($2.8)	$1.1	($5.5)	$103.7	134,213	$773
Lamaque	109.9	(1.4)	0.3	2.6	111.3	173,409	642
Efemcukuru	52.1	(3.3)	13.1	0.3	62.2	88,784	701
Olympias	113.0	(69.9)	30.0	6.6	79.7	56,547	1,409
Total consolidated	$385.8	($77.3)	$44.6	$4.0	$357.0	452,953	$788
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2023	Q4 2022	2023	2022	2021
Cash operating costs	$103.7	$98.2	$359.4	$357.0	$295.5
Royalty expense (1)	16.5	10.2	51.8	40.6	42.0
Total cash costs	$120.2	$108.4	$411.3	$397.6	$337.5
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
Total cash costs per ounce sold	$830	$818	$850	$878	$715
(1)Included in production costs.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2023	Q4 2022	2023	2022	2021
Total cash costs	$120.2	$108.4	$411.3	$397.6	$337.5
Corporate and allocated G&A	14.1	18.2	46.7	45.6	37.4
Exploration and evaluation costs	0.3	(0.3)	1.2	1.1	12.3
Reclamation costs and amortization	2.2	1.8	9.3	7.1	4.4
Sustaining capital expenditure	37.9	36.9	121.8	126.5	113.1
AISC	$174.8	$165.0	$590.3	$577.9	$504.6
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
AISC per ounce sold	$1,207	$1,246	$1,220	$1,276	$1,068

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
General and administrative expenses (from consolidated statement of operations)	$10.5	$13.9	$39.8	$37.0	$35.5
Add:
Share based payments expense	4.6	3.9	10.2	10.7	7.9
Employee benefit pension plan expense from corporate and operating gold mines	0.7	2.5	4.2	6.0	2.3
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.1)	(0.9)	(0.6)	(0.5)
Depreciation in G&A	(0.8)	(0.5)	(3.2)	(2.2)	(1.0)
Business development	(0.3)	(0.8)	(2.7)	(2.2)	(4.6)
Development projects	(0.4)	(0.7)	(0.7)	(3.4)	(2.5)
Adjusted corporate general and administrative expenses	$14.2	$18.2	$46.7	$45.4	$37.3
Regional general and administrative costs allocated to gold mines	—	—	0.2	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$14.2	$18.2	$46.9	$45.6	$37.4

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
Exploration and evaluation expense (1) (from consolidated statement of operations)	$5.7	$6.8	$22.4	$19.6	$14.8
Add:
Capitalized evaluation cost related to operating gold mines	0.3	(0.3)	1.2	1.1	8.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(5.7)	(6.8)	(22.4)	(19.6)	(11.3)
Exploration costs per AISC	$0.3	($0.3)	$1.2	$1.1	$12.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.1	$0.5	$4.3	$2.0	$1.4
Add:
Depreciation related to asset retirement obligation assets	1.3	1.4	5.8	5.4	3.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)	(0.7)	(0.3)	(0.3)
Reclamation costs and amortization per AISC	$2.2	$1.8	$9.3	$7.1	$4.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2023	Q4 2022	2023	2022	2021
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$137.2	$84.9	$411.2	$305.8	$292.8
Growth and development project capital investment - gold mines	(41.3)	(26.3)	(122.3)	(111.3)	(139.6)
Growth and development project capital investment - other (2)	(58.6)	(20.8)	(168.6)	(66.0)	(29.5)
Less: Sustaining capital expenditure equipment leases (3)	0.5	(0.9)	1.6	(2.0)	(9.2)
Less: Corporate leases	—	—	(0.1)	(0.1)	(1.3)
Sustaining capital expenditure at operating gold mines	$37.9	$36.9	$121.8	$126.5	$113.2

(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended December 31, 2023:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.7	$6.6	$35.3	$—	$—	$1.0	$5.6	$41.9	46,051	$909
Lamaque	33.1	1.5	34.5	—	0.3	0.1	20.7	55.7	57,040	977
Efemcukuru	18.4	3.5	21.9	—	—	0.7	4.4	27.0	22,497	1,201
Olympias	23.5	4.9	28.4	—	—	0.4	7.2	36.0	19,239	1,872
Corporate (1)	—	—	—	14.1	—	—	—	14.1	—	97
Total consolidated	$103.7	$16.5	$120.2	$14.1	$0.3	$2.2	$37.9	$174.7	144,827	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2023:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$101.4	$18.2	$119.7	$—	$—	$3.3	$16.0	$139.1	154,456	$900
Lamaque	113.5	4.3	117.8	—	1.2	0.6	72.7	192.3	176,495	1,089
Efemcukuru	68.6	13.4	82.1	0.2	—	3.1	14.0	99.3	86,078	1,154
Olympias	75.9	15.8	91.7	—	—	2.4	19.0	113.0	66,949	1,688
Corporate (1)	—	—	—	46.6	—	—	—	46.6	—	96
Total consolidated	$359.4	$51.8	$411.2	$46.7	$1.2	$9.3	$121.8	$590.3	483,978	$1,220
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.2	$3.3	$31.5	$—	$—	$0.7	$3.0	$35.2	39,833	$884
Lamaque	27.7	1.1	28.9	—	0.4	0.1	18.1	47.4	51,244	925
Efemcukuru	15.9	2.7	18.5	—	—	0.6	5.3	24.5	21,486	1,138
Olympias	26.4	3.1	29.5	—	(0.7)	0.5	10.5	39.8	19,899	1,998
Corporate (1)	—	—	—	18.1	—	—	—	18.1	—	137
Total consolidated	$98.2	$10.2	$108.4	$18.2	($0.3)	$1.8	$36.9	$165.0	132,462	$1,246
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
For the year ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$103.7	$13.6	$117.3	$—	$—	$2.3	$14.7	$134.3	134,213	$1,000
Lamaque	111.3	4.0	115.3	—	1.0	0.5	62.8	179.6	173,409	1,036
Efemcukuru	62.2	13.1	75.3	0.2	—	2.6	18.8	96.8	88,784	1,091
Olympias	79.7	10.0	89.7	—	0.1	1.8	30.3	121.9	56,547	2,155
Corporate (1)	—	—	—	45.4	—	—	—	45.4	—	100
Total consolidated	$357.0	$40.6	$397.6	$45.6	$1.1	$7.1	$126.5	$577.9	452,953	$1,276
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per ounce sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.9	$—	($0.8)	$92.1	46,051	$1,999
Lamaque	114.9	—	(0.5)	114.4	57,040	2,006
Efemcukuru	46.7	1.7	(1.1)	47.2	22,497	2,098
Olympias	52.4	2.9	(19.4)	35.8	19,239	1,863
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$306.9	$4.5	($21.9)	$289.5	144,827	$1,999
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$304.8	$—	($3.1)	$301.7	154,456	$1,953
Lamaque	346.3	—	(1.7)	344.6	176,495	1,953
Efemcukuru	170.5	6.4	(4.4)	172.5	86,078	2,004
Olympias	186.8	9.2	(74.1)	122.0	66,949	1,822
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$1,008.5	$15.7	($83.4)	$940.8	483,978	$1,944
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
For the three months ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$69.9	$—	($0.7)	$69.2	39,833	$1,738
Lamaque	90.0	—	(0.4)	89.6	51,244	1,748
Efemcukuru	38.4	1.6	(1.0)	39.0	21,486	1,815
Olympias	47.9	1.6	(15.0)	34.5	19,899	1,735
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$246.2	$3.2	($17.0)	$232.3	132,462	$1,754
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Net earnings (loss) attributable to shareholders of the Company (1)	$91.8	$41.9	$106.2	($49.2)	$20.9
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	4.3	—	—
(Gain) loss on foreign exchange translation of deferred tax balances	(3.7)	(18.3)	29.3	35.9	54.6
Gain on deferred tax due to hyperinflationary accounting	(59.4)	—	(59.4)	—	—
(Gain) loss on redemption option derivative	(4.0)	(3.0)	(2.0)	4.4	2.7
Unrealized loss on derivative instruments	24.6	—	9.6	—	—
Loss (gain) on deferred tax due to changes in tax rates (4)	—	—	22.6	(1.0)	(5.3)
Write-down of assets, net of tax (3)	—	5.2	—	20.0	—
Closure of Stratoni, net of tax (5)	—	—	—	—	30.8
Finance costs relating to debt refinancing (6)	—	—	—	—	31.1
Gain on sale of mining licences, net of tax (7)	—	—	—	—	(5.3)
Total adjusted net earnings(1,2)	$49.3	$25.8	$110.7	$10.1	$129.5
Weighted average shares outstanding (thousands)	202,340	182,496	194,448	183,446	180,297
Adjusted net earnings per share ($/share) (1)	$0.24	$0.14	$0.57	$0.05	$0.72
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The deferred tax recovery adjustment in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022. The deferred tax recovery adjustment in 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(6)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(7)Sale of mining licences in Turkiye in May 2021, net of tax.

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022
Earnings before income tax (1)	$45.7	$18.3	$163.4	$11.9
Depreciation, depletion and amortization (1,2)	72.5	66.6	264.3	242.4
Interest income	(5.9)	(4.0)	(17.6)	(6.8)
Finance costs (1)	5.8	6.6	32.8	41.6
EBITDA	$118.1	$87.5	$442.9	$289.1
Other write-down of assets (3)	—	6.4	—	24.6
Share-based payments	4.6	3.9	10.2	10.7
(Gain) loss on disposal of assets (1)	(0.1)	(0.7)	0.6	(3.0)
Unrealized loss on derivative instruments	24.6	—	9.6	—
Adjusted EBITDA	$147.2	$97.1	$463.3	$321.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring write-downs in 2022 include a $6.4 million write-down in Q4 2022 relating to the existing heap leach pad and ADR plant at Kisladag, a $19.8 million write-down in Q1 2022 related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR, and in Q2 2022 a partial reversal of Stratoni equipment previously written down.

Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Cash generated from operating activities (1)	$159.6	$96.2	$382.9	$211.2	$366.7
Less: Cash used in investing activities (1)	(130.3)	(55.5)	(395.7)	(370.9)	(263.0)
Add back: Increase (decrease) in term deposits	—	(30.0)	(35.0)	35.0	(59.0)
Add back: Purchase of marketable securities (2)	—	—	0.6	20.2	28.1
Less: Proceeds from sale of marketable securities	—	—	—	—	(2.4)
Add back: Acquisition of subsidiary, net of cash received (3)	—	—	—	—	19.3
Less: Proceeds from sale of Tocantinzinho, net of cash disposed (4)	—	—	—	—	(19.7)
Less: Proceeds from sale of mining licences (5)	—	—	—	—	(7.3)
Add back: Increase in restricted cash	—	—	—	—	0.6
Free Cash Flow	$29.3	$10.7	($47.2)	($104.5)	$63.3
Add back: Skouries cash capital expenditures	49.7	15.6	149.0	35.1	12.3
Add back: Capitalized interest paid (6)	3.0	—	10.8	—	—
Free Cash Flow Excluding Skouries	$82.0	$26.3	$112.6	($69.4)	$75.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Purchase of marketable securities in 2022 includes cash paid on purchase of common shares of G Mining Ventures Corp. Purchase of marketable securities in 2021 includes cash paid on the purchase of shares of Probe Gold Inc.
(3)Cash paid upon acquisition of QMX Gold Corporation in Q2 2021, net of $4.3 million cash acquired.
(4)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed.
(5)Cash consideration received on sale of mining licences.
(6)Includes interest from the Term facility of $3.0 million in Q4 2023 and $3.5 million in 2023, with the remainder of interest from senior notes.

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at December 31, 2023	As at December 31, 2022
Current assets, excluding assets held for sale	$902.8	$604.7
Less: Current liabilities, excluding liabilities held for sale	263.3	200.5
Working capital	$639.4	$404.3

Cash Flow from Operations before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Net cash generated from operating activities (1)	$159.6	$96.2	$382.9	$211.2	$366.7
Less: Changes in non-cash working capital	21.6	11.1	(28.3)	(28.3)	(9.8)
Cash flow from operating activities before changes in working capital	$138.0	$85.2	$411.2	$239.5	$376.5

(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps management takes to manage and mitigate them.
For more extensive discussion on risks and uncertainties refer to our AIF for the year ended December 31, 2022, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2023, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•earthquakes, wildfires, floods and other natural disasters;
•changing political and social conditions, geopolitical environment or governments;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licences, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•extreme fluctuations in currency exchange rates;
•high rates of inflation;
•labour unrest, rising labour costs, and labour shortages;
•mobility restrictions for personnel and contractors;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•expropriation;
•reliability of judicial recourse;
•operation of the rule of law;
•availability of procedural rights and remedies;
•sanctions relating to the Russia-Ukraine war;
•guerrilla activities, insurrection and terrorism;

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries. There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. As such, we may not be able to repatriate funds from foreign jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn. The subsequent economic crisis from 2011 to 2018 resulted in austerity measures, a severe recession of the Greek economy, capital controls from 2015 to 2019 and concerns about sovereign debt default and of Greece exiting the Eurozone. During this crisis, Greece experienced protracted political instability, a high unemployment rate, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. Since 2019, and to a large extent due to the economic measures adopted during the crisis, Greek economy has been stabilized, and, as of 2023, the Greek State has been rated investment grade. Greece had national elections in May and June of 2023. While there can never be assurances on future political or economic (circumstances, and the OECD and IMF still believe in further reforms), the current consensus is that the Greek economy has rebounded from the crisis and the outlook is broadly positive.
Following the 2019 Greek Parliamentary elections, the Company initiated talks with the newly established government. In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Amended Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We currently hold all necessary permits for our operations in Greece and the development of Skouries mine, but in the past we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, and it would be possible we will experience delays again in the future, notwithstanding the Investment Agreement. In addition, there is no assurance that Greece will not adopt legal, regulatory or policy changes in the future which may have a material adverse effect on our business, results of operations, financial condition and the Company’s share price.

47

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
We also have two producing mines that are located in Turkiye. Turkiye has historically experienced, and continues to experience, heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Turkiye, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and a refugee crisis. Turkiye also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Turkiye is expected to have a federal election in March of 2024. Our operations have experienced no significant disruptions due to these periods of instability and continue to operate under normal business conditions. However, there can be no assurance that a future period of instability will not negatively affect our current and future operations in Turkiye. Such a period of instability may also have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In 2023, certain changes were made to the tax legislation of Turkiye which resulted in a $59.4 million hyperinflationary adjustment to the local tax basis in Turkiye. As a consequence we experienced larger deferred income tax recoveries than in 2022, although these changes were partially offset by the weakening of the Turkish Lira in 2023. In addition, in July 2023, Turkiye enacted income tax rate increases which were retroactive to January 1, 2023. We cannot predict additional future changes to Turkish income tax legislation or their impact on our financial results.
Since late 2023, commercial shippers operating in the Red Sea have had to adjust to an environment of growing threats to the safety and security of their ships, cargo, and personnel (including rocket attacks, drone strikes, and attempts to seize or commandeer vessels, cargo and crew). These threats have continued into early 2024 and it is unclear if or when more normal conditions will resume in the region.
In response to current conditions, many in the commercial shipping industry are facing increased costs for security and insurance. Other commercial shippers have chosen to redirect their traffic around the region entirely, foregoing the Suez Canal and Red Sea for a longer trip around the southern coast of Africa. These changes in the shipping industry have impacted our inbound and outbound shipping activities for Greece and Turkiye. We may experience delays, additional increases in costs, or an inability to send or receive certain materials or equipment in a timely or cost efficient manner. Shipping costs have already increased dramatically since late 2023 and could reach unsustainable levels for reasons beyond our control. In addition, if in the future any of our inbound or outbound shipping activities were impacted by the current conditions in the Red Sea, our commercial insurance policies in place may not provide coverage due to customary exclusions in place.
Aside from the Company’s own operations, the Red Sea is critical to global energy producers and connects various transportation hubs. Ongoing disruptions in the Red Sea have the potential to increase global energy prices significantly. This is a major input for the Company, as well as its suppliers and service providers (who may choose to pass higher costs on to the Company).
While the Company is attempting to mitigate these effects, there can be no assurance that the situation will not deteriorate further in the near or long term, which may negatively affect the Company’s current and future operations in Greece and Turkiye (or, in the case of rising global energy prices, internationally), and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. On February 6, 2023, a significant earthquake struck the southeast of Turkiye resulting in severe loss of life, and damage to infrastructure in several towns and cities in the impact zone. Although our operations have experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Turkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on

48

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.

Development Risks at Skouries and Other Development Projects
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. It can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project, including in respect to the expected cost and construction schedule for the Skouries project. Although development is currently underway, project development schedules are dependent on obtaining the support of local communities, obtaining the governmental approvals necessary for the operation of a project, and if applicable, allowing for the necessary regulatory process to be completed with respect to any new archaeological findings on the site. New mines may face opposition from local communities, and the timeline to obtain necessary government approvals is often beyond our control. See also “Indebtedness”, “Liquidity and Financing Risk”, and “Community Relations and Social License”.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns. While we have taken steps to mitigate this, including securing the Term Facility, there is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control. Delays can also occur when production initially commences. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. These unexpected occurrences may also impact our compliance with certain terms, conditions, and covenants set out in the Term Facility and commercial and other material agreements related to the development of Skouries. See also “Liquidity and Financing Risk”.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:
•estimated mineral reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future prices of gold, copper, and other metals;
•anticipated capital and operating costs for the projects; and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated cash operating costs based on:
▪the expected tonnage and grades of ore to be mined and processed;
▪the configuration of the ore body;
▪expected recovery rates of gold from the ore;
▪estimated operating costs; and
▪anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be previously unknown ground conditions that are exposed, or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also delay the start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
In Greece, we have been undertaking a significant transformation process to improve the performance of the Kassandra mines. We anticipate the possibility of work stoppages or slowdowns of a significant duration as we move forward to achieve the necessary outcomes of the transformation process. As a result, production may be lower than initially anticipated during the course of this transformation. Any work interruptions involving our employees (including as a result of a slowdown, labour shortages, strike or lockout), contractors or operations, or any jointly owned facilities operated by another entity, present a significant risk to Eldorado and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Labour-Employee/Union Relations/Greek Transformation” and “Skilled Workforce”.
Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Although we have undertaken significant work to de-risk the Skouries project and will continue work to de-risk Skouries and our other development projects, actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As community support is a key component of a successful mining project or operation, Eldorado seeks to pursue ways to strategically integrate community support factors in our processes.
As a mining business, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those stakeholders. The evolving expectations related to human rights, indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various stakeholder groups. The Company expends significant financial and managerial resources to comply with various environmental, health and safety laws across various jurisdictions (including implementing safety protocols at sites, monitoring leading indicators, and emphasizing positive reinforcement). Despite these efforts, external factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Québec, must consult with local stakeholders, including indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by indigenous

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries project in Greece. In the future, we may also be unable to maintain, renew or refinance our senior notes, Fourth ARCA including any letters of credit issued in connection with the Fourth ARCA, or the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold, copper, or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Management believes that the working capital at December 31, 2023, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, in connection with the Fourth ARCA, the following issuance of letters of credit issued in support of the Term Facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if there are any material changes in the Company's assets or operations, including if actual results or capital requirements are different than expected, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. We face the possibility of increased costs to try to mitigate the negative effects of climate change. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. As a proactive measure, we are targeting a 30% reduction in greenhouse gas emissions from 2020 emissions on a 'business as usual basis' by 2030 for currently operating mines, but our ability to effectively meet our target is subject to matters outside of our control, including being partially reliant on the decarbonization of the electrical grid in Greece. Furthermore, stakeholders, including shareholders, may increase demands for emissions reductions and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, the effects may include changing weather patterns, rising sea levels and increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornadoes and wildfires, which have the potential to disrupt our operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated effects are highly location specific. We have strived to identify such material risks over a short- to medium-timeframe (until 2030) using our enterprise risk management framework for each of our material properties to attempt to mitigate such risks. In Greece, increases in storm intensity, changes in rainfall patterns and amounts, increases in temperature, fires, water stress and drought are expected to be potential hazards for the Kassandra mines (Olympias, Skouries and Stratoni) while pluvial flooding (flash flooding) is identified as an expected primary physical risk for Olympias and Stratoni presently. In Turkiye, heavy rains, flooding, drought, wind events and wildfires are expected to be potential hazards. At Kisladag, the risks are expected to be related to severe precipitation events or precipitation induced landslides, and their impact on water levels and site infrastructure. In 2023, heavy rains resulted in unanticipated impacts on heap leaching operations at Kisladag. The increased precipitation selectively mobilized fine particles which created variability in permeability and in turn lead to an increase in metal inventory in the leach facility. The increased precipitation percolated through the heap and was captured in the solution ponds as anticipated. The additional water diluted solution tenor, which will be reprocessed and consumed as part of normal operations. At Efemcukuru, flash flooding caused by severe precipitation events and wildfires are identified as expected risks. Lastly, at Lamaque, increased ice storms or black ice conditions which may impact exterior equipment and infrastructure, including electrical infrastructure, along with high wind events and warming winters, are identified as expected risks. In light of several wildfires that occurred at Lamaque in 2023, we expect that wildfires may continue to be a potential hazard in the area going forward. See also “Foreign Operations”.
Such physical risks or events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. Specifically, labour costs at Kisladag and Efemcukuru increased in line with commitments under our collective bargaining agreement. We recognize that a need to support our workforce as they face rising costs of food and electricity may impact collective bargaining agreements and labour costs in the future. Labour costs are denominated in local currency and, as the weakening of the Turkish Lira against the U.S. dollar has slowed in recent months, cost increases are not being offset by currency movements at present. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. For example, Turkiye's annual consumer inflation rate year-on-year rose to 64.77% in December 2023, and to 64.86% in January 2024. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective, or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We are not able to determine the specific impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Waste Disposal”.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of People's Republic of China (the "Industry Standard") which was implemented on October 1, 2021. When imported in China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021 upon importation from China as subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 50% of Olympias sales are expected to be subject to the 13% VAT charge going forward and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our life-of-mine plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions or external events impacting operations, including:
•actual ore mined varying from estimates in grade, tonnage and mineralogical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena, including discharge of metals, concentrates, pollutants or hazardous materials;
•seepage from tailings or other storage facilities or ponds;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•failure of mining pit slopes, waste rock storage facility and tailings impoundment walls, other water storage structures and heap leach structures;
•surface or underground fires, floods, landslides or ground subsidence;
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays, of principal supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological, geochemical and water (ground and surface) conditions;
•variable metallurgical conditions and metal recovery;
•insufficient capacity for disposal of waste materials from our operations;
•unanticipated changes in inventory levels at heap-leach operations;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licences;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates;
•the presence of valuable by-products such as copper (which can be crucial in offsetting the costs of gold production); and
•changes in law, regulation or policy.
The occurrence of one or more of these events in connection with our exploration activities, development and production and closure of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties, production facilities or property belonging to us or others, monetary losses, environmental damage and potential legal liabilities. In addition, the occurrence of one or more of the events listed above may result in a less than optimal operation and lower throughput or lower recovery, as well as interruptions, deferral or unanticipated fluctuations in production. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact operations, production and processing. The occurrence of one or more of these events could therefore have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
See also “Environmental”, “Waste Disposal”, and “Geotechnical Considerations”.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
With respect to changes in power supply and costs and potential power shortages, our operations in Turkiye and Greece have been experiencing recent energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversize material at the crushing stage; material showing breakage characteristics different to those planned; and material with grades outside of planned grade range, among others.
Our operations at Kisladag involve the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact ultimate recoveries or leach cycle times required to achieve the ultimate recovery. While recent circuit additions of the high pressure grinding rolls and agglomeration are expected to support a higher circuit recovery, there is no assurance that this circuit will continue to perform in accordance with our expectations. See also “Climate Change”.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage for sodium cyanide. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, lower product qualities, more downtime or some combination of all four. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals can produce tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with local requirements and best practices. Tailings may be filtered and dried for placement in a surface facility or mixed with cement (and potentially other waste material) and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting, operational or other restrictions;
•requirements to encapsulate acid-generating or other hazardarous material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Company operates its tailings facilities to Total Sustainable Mining guidelines and aligns with the Canadian Dam Association standards. The Company operates active dry stack tailings facilities at the Efemcukuru operation

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 in Turkiye, designated as the Efemcukuru Tailings Management Facility ("TMF") and at the Olympias operation in Greece, designated as the Kokkinolakkas TMF.
Lamaque contains three slurried tailings facilities. Tailings are currently being deposited at the tailings facility located adjacent to the Sigma Mill, designated as the Sigma Tailings Management Facility. A second TMF is located at the Aurbel site, designated as the Aurbel TMF. The third tailings facility is located within the operational area of Lamaque, designated as the Lamaque TMF. No tailings are currently being deposited to the Aurbel TMF or Lamaque TMF.
In 2021, Eldorado established an independent tailings review board to provide technical guidance on design and operational practices at its tailings facilities. Independent reviews of all tailings facilities are completed on a regular basis.
Although the Company has established the independent tailings review board and conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including tailings management facilities (including, without limitation, those tailings facilities, both active and inactive, associated with Eldorado's operations in Turkiye, Greece and Quebec), unanticipated failures or damage, insufficient equipment or infrastructure, as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings impoundment structures or improper management of site water may contribute to structural failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings impoundment. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incident), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Geotechnical Considerations
Throughout the mining industry, operational conditions continue to get more challenging, with the need to mine increasingly variable and deep deposits increasing exposure to seismic activity, geotechnical complexity and hydrogeological uncertainty. Although adequate precautions to minimize risk will be taken, unanticipated adverse conditions may occur and may be difficult to predict.
Geotechnical challenges can also be observed in surface facilities such as:
a.Heap leach pads
b.Water management structures and ponds

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
c.Waste rock storage areas
d.Tailings storage areas (both slurried and dry) and
e.Open pit operations.
Adverse and variable conditions may occur and may be affected by risks and hazards outside of our control, and may result in sudden or unpredicted movement of material, including slips or other failures in heap leach pads, waste rock storage areas or open pits, containment discharges and leakage of leaching solutions. Such events may not be detected in advance and all of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Production and Processing”.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
For example, on February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personal and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region, the availability and price of commodities produced in the region (e.g. hydrocarbons) and the world economy. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. As Russia is a major exporter of oil and natural gas, any disruption of supply of oil and natural gas from Russia could cause a significant worldwide supply shortage of oil and natural gas and significantly impact pricing of oil and gas worldwide. A lack of supply and high prices of oil and natural gas could also have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.
These and other impacts of the Russia-Ukraine conflict or other armed conflict could also have the effect of heightening many of the other risks described in this “Managing Risk” section, including the risk factor titled “Limited Number of Smelters and Off-Takers”. The ultimate impact of the Russia-Ukraine conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the Russia-Ukraine conflict has subsided.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Pandemics, Epidemics and Public Health Crises
The occurrence or reoccurrence of any pandemic, epidemic, endemic or similar public health threats (such as COVID-19) and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
The extent to which global pandemics impact our business going forward will depend on a variety of factors including directives of government and public health authorities; disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital; impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with such pandemics; the roll out and effectiveness of vaccines or other treatments; delays in product refining and smelting due to restrictions or temporary closures; sustained disruptions in global supply chains; and other unpredictable impacts that are not foreseeable at this time. These and other impacts of a pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in this "Managing Risk" section.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold concentrate that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold concentrate, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to deliver its products to market. In addition, the Industry Standard could result in Eldorado's inability to realize the full economic potential of certain of its products or in a reduction of the price offered for certain of Eldorado's gold concentrates. In addition, our ability to transport concentrate to smelters may be affected by geo-political considerations, including the Russia-Ukraine war and more recent developments involving threats to the safety and security of commercial shipping operations in the Red Sea. Unexpected shut-downs, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price. See also "Russia-Ukraine Conflict" and “Foreign Operations”.
Labour - Employee/Union Relations/Greek Transformation
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts (if permitted under applicable legislation) and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. Labour agreements are negotiated on a periodic basis, and may not be renewed on reasonably satisfactory terms to us or at all. If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, our ability to compete may be materially and adversely affected. We expect that labour shortages and industry dynamics that are beyond our control could contribute to growing shortages of skilled labour, with the possibility of negative impacts on our ability to develop or operate various projects.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts (if permitted under applicable legislation) that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the operating Kassandra Mines, in respect of which work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. We are also negotiating a new bargaining agreement in Turkiye and expect that the inflation experienced in the country will be a relevant factor to address during

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 negotiations. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout as permitted by applicable legislation) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations. See also "Skilled Workforce” and “Inflation Risk”.
Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key person life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future, such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skill set and timing. See also "Labour - Employee/Union Relations/Greek Transformation” and “Inflation Risk”.
Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.
Contractors
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Indebtedness
As at December 31, 2023, we have approximately $636 million in total debt. The incurrence or maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long term indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our senior notes, Fourth ARCA, and Term Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
Current and Future Operating Restrictions
Our senior notes, Fourth ARCA, and the Term Facility contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Fourth ARCA contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Fourth ARCA, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the senior notes and repayment of borrowings under the Fourth ARCA would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the senior notes or repay the Fourth ARCA upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the senior notes may be limited by law. In order to avoid the obligations to repurchase the senior notes and events of default and potential breaches of the Fourth ARCA, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this MD&A. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The senior notes and Fourth ARCA will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the senior notes and Fourth ARCA limit the ability of Eldorado Gold's subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the senior notes and Fourth ARCA.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations and our debt instruments.
Default on Obligations
A breach of the covenants under the senior notes, Fourth ARCA or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Fourth ARCA would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Fourth ARCA, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Credit Ratings
Our outstanding senior notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the senior notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the senior notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing. In 2023, there were no changes to the credit ratings provided by S&P, Moody's, or Fitch.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health
•supply chain transparency (including Canada’s Modern Slavery Act);
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the Securities and Exchange Commission ("SEC") in the United States.
Although we substantially comply with NYSE's corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
Sarbanes-Oxley Act (SOX)
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. An example of such regulatory development is the SEC's "Modernization of Property Disclosures for Mining Registrants" (the "New Rule").
The SEC has adopted the New Rule to replace the existing SEC Industry Guide 7. The New Rule has become effective for SEC registrants for fiscal years beginning on or after January 1, 2021. While Eldorado is currently exempt from the New Rule as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the New Rule. While the New Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's mineral reserves and mineral resources, in order to comply with the New Rule. In addition, the New Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold, copper, and other commodity prices. Gold, copper, and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand, political and economic events (global and regional), gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licences, or under the agreements with partners and could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Turkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected to hedge some of its exposure to commodity price risk for gold and copper with a limited forward sales contract (for delivery on June 30, 2026). The Company may in the future elect to continue or further hedge, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold, copper, and other metals. However there is no assurance that Eldorado will be able to conduct further hedging on reasonable terms or that any hedges that have been, or may be, put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
In May 2023, we entered into a series of zero-cost gold collar contracts in order to manage cash flow variability during the construction period of Skouries. At December 31, 2023 there are 400,008 ounces of gold derivative contracts outstanding, and 16,667 ounces settle monthly with a weighted average put strike price of $1,850 per ounce and a weighted average call strike price of $2,716 per ounce. The 2023 contracts matured without any financial settlement required.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licenses, which authorize us to, conduct business in such countries; import or export goods and materials; employ foreign personnel in-country; and operate equipment, among other things.
In connection with the scoping of projects, we may be actively discussing permits with various government authorities. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licences is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays had impacted the Company's business and financial condition. We currently hold all necessary permits for the development of Skouries mine, but it has to be noted it is possible that in the future other delays in the timely receipt of necessary permits may delay or otherwise impact our operations. Delays and other impacts may be further exacerbated by legal challenges, reviews, or appeals by various government and non-government organizations.
In Q2 2023, we obtained a modification and time extension (up to 2038) of the Kassandra Mines Environmental Terms approval (the “2023 Environmental Terms Approval”) which covers the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through to April 2038 and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 cover all of our operations. In June 2023, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the 2023 Environmental Terms Approval. The appeal claims legal grounds relating to the Investment Agreement, and requests that the provisions concerning the independent environmental auditor and certain environmental provisions should be annulled. The Company has filed an intervention, and the hearing is expected to occur within 2024. In the case of a partial or full annulment the 2023 Environmental Terms Approval, the 2011 Environmental Terms (as applicable in 2023) would still be valid on the relevant chapters. However, any provisions in the 2023 Environmental Terms not covered by the 2011 Environmental Terms would be subject to a new approval process and, depending on the extent of the relevant provisions and process duration, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licences and permits, including environmental and operating permits for Olympias, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. There are relevant provisions for their renewal in the Investment Agreement, however there is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from stakeholders related to our environmental, social and governance ("ESG") practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate. As highlighted in our annual sustainability report, we have adopted an approach to responsible mining, articulated in our sustainability framework and delivered upon through the implementation of our sustainability management system.
It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders' expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Eldorado takes seriously our obligation to respect and promote human rights, is a signatory to the United Nations Global Compact, and has adopted a Human Rights Policy informed by The International Bill of Human Rights, The Ten Principles of the UN Global Compact, The International Labour Organization's Declaration on Fundamental Principles and Rights at Work, The Voluntary Principles on Security and Human Rights and The Guiding Principles on Business and Human Rights. Effective January 1, 2024, the Company will also be subject to Canada’s new Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Modern Slavery Act”). Eldorado is committed to meeting its obligations under the Modern Slavery Act. Later this year, Eldorado will be preparing and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 delivering the necessary disclosure document listing, among other things, steps that Eldorado has taken to prevent and reduce risks of forced labour and child labour.
Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, can result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.
Financial Reporting
Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.
Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Non-Governmental Organizations
Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our, and our directors' and insiders' regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders. This may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Code (Canada) and the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, which with our Code of Ethics and Business Conduct, all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third party agents or representatives will strictly be in compliance with such anti-bribery laws. If we find ourselves subject to an enforcement action or are found to be in violation of such anti-bribery laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag. Input prices have not yet returned to pre-COVID-19 levels. Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. Sanctions laws are continually being updated in order to respond to unexpected events and occurrences across the globe. We use our best efforts to react as soon as possible to changes in sanctions laws across the globe. However, it takes time for us to review the updates. These potential delays are sometimes exacerbated by the reality that governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such sanctions laws, there is no assurance that we are or will be in full compliance at all times and that there will not be a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. Our information and operational technology systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operating technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, s access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold's senior management and Board of Directors.
We could also be adversely affected by system or network disruptions if new or upgraded information or operational technology systems are defective, not installed properly or not properly integrated into our operations. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Litigation and Contracts
We are periodically subject to legal claims that are with and without merit.
We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
We do not believe, based on currently available information, that the outcome of any individual legal proceeding will have a material adverse effect on our financial condition, although individual or cumulative outcomes could be material to our operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.
Estimation of Mineral Reserves and Mineral Resources
Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold, copper, or other metals;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, unanticipated increases in production costs (such as labour, energy, or other key inputs) or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on December 5, 2022 with an effective date of September 30, 2022, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
There may be associated metals or minerals that are deleterious to the extraction process or that may make downstream metallurgical processes more difficult. The presence of these metals or minerals may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Different Standards
The standards used to prepare and report mineral reserves and mineral resources in this MD&A differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including the New Rule. Accordingly, information contained in this MD&A containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See also “Reporting Mineral Reserves and Resources”.
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits, derivative assets and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2023, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2023, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the Netherlands. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. In recent years Turkiye’s sovereign credit ratings were downgraded, reflecting risks associated with high inflation and a depreciating currency. This was followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including two at which the Company holds cash. As at December 31, 2023, deposits equivalent to approximately $9 million U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with past downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk. This credit risk is mitigated by a limited in-country cash balance policy; however, amounts of cash held in financial institutions in Turkiye may increase in the future in line with operational or other requirements. The credit risk associated with financial institutions in other jurisdictions continues to be considered low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline of the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in past years, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Reliance on Infrastructure, Commodities and Consumables
Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to, construction schedules, capital and operating costs, and labour availability, among others.
There is no assurance that we can access and maintain the infrastructure we need and many critical sites have only single road access (that could be closed for reasons beyond our control such as accidents or adverse weather). There is also no assurance that, where necessary, we will be able to obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, wildfires, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitions to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at other of Eldorado's mines. Starting in late May 2023, wildfires in the Abitibi region impacted operations at Lamaque and a number of shifts were suspended. We re-sequenced the maintenance schedule and devised an alternative route to safely get employees to the Triangle underground. Heavy rainfall occurred at Kisladag through May and early June 2023 – the excess water percolated through the heap, selectively mobilizing fines and creating a less permeable layer, affecting the leach kinetics on our heap leach pads. This water was collected in our storage ponds and resulted in a higher volume of lower tenor solution to process. affected the leach kinetics on our heap leach pads and resulted in a higher volume of lower tenor solution to process. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”
Power and Water
Our mining operations use substantial volumes of water and power during extraction and processing. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand, political and economic conditions and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations experienced substantial increases during 2022 amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases may be prolonged and have a material adverse effect on our business, financial condition and results of operations. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including Skouries.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2023, approximately 80% of Eldorado's cash, cash equivalents and term deposits was held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. During 2023, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. In August and October 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company's equity commitment for the Skouries project. In December 2022, we announced that Hellas had entered into an interest rate swap, covering 70% of its variable interest rate exposure, in accordance with the terms of our Term Facility. Hellas also entered into foreign exchange hedging arrangements to fix U.S. dollars to Euros for a portion of the Term Facility repayments.
These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place. For example, the Turkish Lira lost approximately 57% of its value against the U.S. dollar in 2023 and volatility remains a possibility in the future. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations", “Credit Risk” and "Government Regulation".
The table below show our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2023. We recognized a gain of $16.0 million on foreign exchange from continuing operations in 2023, compared to a gain of $9.7 million from continuing operations in 2022.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023

December 31, 2023 (in millions)	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	12.9	98.6	125.7
Accounts receivable and other	14.8	17.4	350.6
Current derivative assets	—	0.4	—
Other non-current assets	2.7	67.5	—
Investments in marketable securities	133.3	—	—
Accounts payable and other	(97.2)	(92.7)	(1,818.0)
Non-current derivative liabilities	—	(10.9)	—
Non-current debt - Term Facility	—	(156.2)	—
Other non-current liabilities	(13.7)	(4.7)	(201.6)
Net balance	52.7	(80.6)	(1,543.2)

Equivalent in U.S. dollars	$40.0	($89.1)	($52.4)

Other foreign currency net liability exposure is equivalent to $0.2 million U.S. dollars.
Accounts receivable and other relate to goods and services taxes receivable, income taxes receivable and value-added taxes receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The senior notes have a fixed interest rate of 6.25%. Borrowings under the Fourth ARCA are at variable rates of interest based on SOFR and the spread adjustment based on the tenor. Draws on the Fourth ARCA are at variable rates of interest which expose the Company to interest rate risk. At December 31, 2023, no amounts were drawn under the Fourth ARCA.
The Company may enter into interest rate swaps in the future, involving the exchange of floating for fixed rate interest payments, in order to reduce interest rate volatility. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
After years of historically low interest rates, in 2022 central banks around the world have raised interest rates in an effort to combat inflation. Interest rate increases continued throughout the first half of 2023. To the extent inflation remains elevated, central banks around the world may choose to hold or further increase interest rates from where they currently are. Where interest rates remain elevated, this may impact the Company’s ability to take on additional indebtedness at favourable rates, or refinance existing indebtedness at rates similar to those previously offered to the Company. For example, the Company’s Fourth ARCA will need to be refinanced in 2025. Failure to secure additional indebtedness at favourable rates, or refinancing existing indebtedness like the Fourth ARCA at similar rates to what existing prior to maturity, could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.
There is also the potential for a change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard. There is no assurance that our current financial condition will not change in the future due to such changes. See also “Environmental”.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate or dividend payments or any future share repurchase transactions.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2023, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of EUR 58.2 million and CDN $0.4 million, respectively. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions and Dispositions
Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition, and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances; and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Each signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases. The Lamaque operation has conducted a self-assessment and is currently working toward full Cyanide Code certification.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations (particularly where they exceed our anticipated/expected targets). These risks may be increased by the age of certain equipment. Equipment related risks include delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; delays in repair or replacement of equipment due to a shortage of skilled labour at the Company, its equipment suppliers, or key service providers (particularly as a result of growing labour shortages throughout the mining industry and related sectors); repeated or unexpected equipment failures; and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals; and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective countries.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Unavailability of Insurance
Where practical, Eldorado obtains insurance against certain risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are commercially acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest in the allocation of their time between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. However, conflicts may not be readily apparent or only with the benefit of hindsight, and a conflicted director may exercise his or her judgment in a manner detrimental to Eldorado's interests.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR") and Quebec's Act respecting the protection of personal information in the private sector ("Quebec Privacy Act"), which was recently amended by Bill 64, an Act to modernize legislative provisions as regards the protection of personal information ("Bill 64").
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Similarly, Bill 64 brings significant and more stringent amendments to the Quebec Privacy Act and will come into force gradually over a 3-year period (some of which came into force in 2022 and 2023, and the remainder of which is expected to come into force in 2024). Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
CDN $25 million, whichever is greater. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities, skilled labour and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals, in attracting and retaining the skilled labour required to develop and operate our projects, or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2022 and those to be set out in the Company's AIF in respect of the year ended December 31, 2023 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in Our Business” in such AIFs filed, or to be filed, on SEDAR+ under the Company name, are incorporated by reference in this document.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with IFRS as issued by the IASB. The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2023.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated fair value less cost of disposal ("FVLCD") of cash-generating units ("CGUs") for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statements of operations and the carrying value of the asset retirement obligation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
(ii) Inventory
Inventories are measured at the lower of weighted average cost and net realizable value. The determination of net realizable value involves the use of estimates. The net realizable value of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The net realizable value of inventories is assessed at the end of each reporting period. Changes in the estimates of net realizable value may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statements of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(iv) Current and deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statements of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Adoption of New Accounting Standards and Upcoming Changes
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2023:
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies
In February 2021, the IASB published a narrow scope amendment to IAS 1 'Presentation of Financial Statements' and IFRS Practice Statement 2. The amendments replace all instances of the term 'significant accounting policies' with 'material accounting policy information', requiring companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define what is 'material accounting information' (being information that, when considered together with other information included in an entity's financial statements, can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. The amendments apply for annual reporting periods beginning on or after January 1, 2023, and applied prospectively. The Company adopted these amendments, which did not result in any changes to the Company's accounting policies themselves, however they impacted the accounting policy information disclosed in the Company's consolidated financial statements. The Company's material accounting policies are disclosed in Note 3.
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income Taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for these temporary differences arising on initial recognition. The amendment applies for annual reporting periods beginning on or after January 1, 2023, and applied retrospectively. The Company previously accounted for deferred tax assets and deferred tax liabilities on leases and asset retirement obligations resulting in the same outcome as under the amendments. Therefore, there was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IAS 12: International Tax Reform - Pillar Two Model Rules
In May 2023, the IASB issued 'International Tax Reform - Pillar Two Model Rules' which amends the scope of IAS 12 to clarify that the standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by The Organization for Economic Cooperation and Development (OECD), including tax law that implements qualified domestic minimum top up taxes described in those rules. The Company has adopted the amendment to IAS 12 in the current year. There was no material impact on the consolidated financial statements from the adoption of this amendment. Refer to Note 19 for further information.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of Financial Statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.
Non-current liabilities with covenants
In October 2022, the IASB published a narrow scope amendment to IAS 1 Presentation of Financial Statements. After reconsidering certain aspects of the 2020 amendments, noted above in 'Classification of liabilities as current or non-current', the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Company must comply after the reporting date do not affect a liability’s classification at that date. The amendment is effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company has considered the amendment and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2023, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023.
Value Beyond Proven and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves. Estimates of VBPP are also used in our impairment analyses.
Qualified Persons
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our beliefs for reserve growth; our jurisdictional and overall strategy; total funding requirements for Skouries, including the sources thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the Company’s 2024 annual production and cost guidance (including our expected production); average cash operating costs per ounce sold, total operating costs per ounce sold, all in sustaining cost per ounce sold, total growth capital, and total sustaining capital; expectations regarding drawdown of excess solution and gold inventory caused by unusual precipitation at Kisladag; ability to achieve heap leach pad performance; expectations about drilling and development at Lamaque; ongoing optimization and expansion of the Olympias mine, including the expected benefits thereof; the Company’s ability to successfully advance the Skouries project and achieve the project scope contained in the Skouries feasibility study (which includes expected life of mine, production, after tax IRR and NPV); expectations regarding advancement and development of the Skouries project, including a revised capital estimate for the project, upcoming milestones, and timing of contracts; expected total growth capital investment in Skouries in 2024; expected 2025 gold and copper production at Skouries; the timing of commissioning and commercial production at Skouries, including expected spending and construction activities, underground development, the timeline for first production and first commercial production; expected increases in personnel at the Skouries site; sources of expected funding for the Skouries project; occupational health and safety focus; development and operations of the Perama Hill project; completion and timing of the sale of the Certej project; the terms of a secured hedging program including accounting treatment of changes in fair value from the derivatives; impact of certain foreign exchange contracts on foreign exchange risk; the use of proceeds with respect to the EBRD strategic investment, the bought deal financing, and flow-through financings; the recognition of gold sales and related revenue, including the timing thereof; the vesting and redemption of the Company’s outstanding PSUs; the duration, extent and other implications of production challenges and cost increases, including those in respect of the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the expected method of calculating royalty payments in Turkiye and Greece; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality (for gold and by-products such as copper); optimization and development activities including the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; our four year production outlook; production outcomes, costs, sustaining and growth capital at Olympias; commodity and foreign exchange expectations; non-IFRS financial measures and ratios; capital projects at our properties, including anticipated timing and benefits; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and price outlook for gold, copper, and other metals; the geopolitical, economic, permitting and legal climate that we operate in; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities, and related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather (including increased precipitation at Kisladag); consistency of

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023 agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market). With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the IEWMF and two test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the project. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hyrdogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek Transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act (SOX); commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2023
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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